UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended June 30, 2006
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore - 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
     Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 45.87 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Cautionary Note Regarding Forward-Looking Statements
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I – FINANCIAL INFORMATION
Item 1. Financial Statements.
WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of June 30,					As of March 31,
	2005		2006		2006	2006
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	4,661.97	Rs.	4,347.37	$94.78	Rs.	8,857.70
Investments in liquid and short-term mutual funds (Note 8)		27,195.94		35,978.88	784.37		30,328.42
Accounts receivable, net of allowances (Note 5)		15,088.49		21,739.35	473.93		20,593.11
Costs and earnings in excess of billings on contracts in progress		2,941.73		5,350.59	116.65		4,336.06
Inventories (Note 6)		1,582.44		2,307.37	50.30		2,064.61
Deferred income taxes		202.59		173.89	3.79		168.28
Other current assets (Note 7)		2,952.70		5,656.23	123.31		5,463.04

Total current assets		54,625.86		75,553.68	1,647.13		71,811.22
Property, plant and equipment, net (Note 9)		14,246.14		19,365.11	422.17		17,777.40
Investments in affiliates (Note 13)		825.49		1,108.45	24.16		1,043.09
Deferred income taxes		223.64		182.91	3.99		182.91
Purchase price pending allocation (Note 3)		—		1,149.04	25.05		—
Intangible assets, net (Note 3, 10)		363.41		2,248.05	49.01		854.33
Goodwill (Note 3,10)		5,914.54		10,294.40	224.43		7,480.85
Other assets (Note 7)		857.76		1,342.67	29.27		1,243.98

Total assets	Rs.	77,056.84	Rs.	111,244.31	$2,425.21	Rs.	100,393.78

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 15)	Rs.	544.57	Rs.	725.78	$15.82	Rs.	704.55
Accounts payable		2,944.33		3,945.23	86.01		4,145.96
Accrued expenses		4,366.98		7,305.98	159.28		6,600.63
Accrued employee costs		3,225.34		4,548.26	99.16		4,425.12
Advances from customers		1,430.81		1,648.50	35.94		1,616.26
Other current liabilities (Note 11)		2,262.54		5,657.25	123.33		3,614.42

Total current liabilities		14,774.57		23,831.00	519.53		21,106.94
Deferred income taxes		—		272.84	5.95		127.46
Other liabilities		253.49		480.44	10.47		395.04

Total liabilities		15,028.06		24,584.28	535.96		21,629.44

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,425,754,267, 1,409,742,406 and 1,431,992,871 and shares as of March 31, 2006, June 30, 2005 and 2006 (Note 16, 17)		1,409.74		2,863.99	62.44		2,851.51
Additional paid-in capital (Note 2, 22)		13,821.02		16,374.46	356.97		16,521.07
Deferred stock compensation (Note 2, 22)		(2,925.48)		—	—		(2,202.42)
Accumulated other comprehensive income		317.62		119.09	2.60		433.70
Retained earnings (Note 18)		49,405.96		67,302.57	1,467.25		61,160.56
Equity shares held by a controlled Trust: 7,869,060, 7,869,060 and 7,869,060 shares as of March 31, 2006, June 30, 2005 and 2006 (Note 22)		(0.08)		(0.08)	(0.00)		(0.08)
Total stockholders’ equity		62,028.78		86,660.03	1,889.25		78,764.34

Total liabilities and stockholders’ equity	Rs.	77,056.84	Rs.	111,244.31	$2,425.21	Rs.	100,393.78

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended June 30,
	2005		2006		2006
					Convenience translation
					into US$
	(unaudited)		(unaudited)		(unaudited)
Revenues:
Global IT Services and Products
IT Services	Rs.	15,601.83	Rs.	22,413.51	$488.63
BPO Services		1,828.04		2,099.20	45.76
India and AsiaPac IT Services and Products
Services		1,422.61		1,608.27	35.06
Products		1,989.74		2,747.91	59.91
Consumer Care and Lighting		1,322.27		1,649.99	35.97
Others		700.69		793.42	17.30

Total		22,865.18		31,312.30	682.63

Cost of revenues:
Global IT Services and Products
IT Services		9,842.84		14,617.39	318.67
BPO Services		1,472.27		1,493.24	32.55
India and AsiaPac IT Services and Products
Services		850.41		891.19	19.43
Products		1,766.20		2,488.10	54.24
Consumer Care and Lighting		825.83		1,056.39	23.03
Others		524.92		635.46	13.85

Total		15,282.47		21,181.77	461.78

Gross profit		7,582.71		10,130.53	220.85
Operating expenses:
Selling and marketing expenses		(1,640.05)		(2,036.47)	(44.40)
General and administrative expenses		(1,170.96)		(1,478.05)	(32.22)
Research and development expenses		(42.55)		(57.33)	(1.25)
Amortization of intangible assets		(14.54)		(53.50)	(1.17)
Foreign exchange gains/(losses), net		(148.23)		(18.76)	(0.41)
Others, net		18.76		22.84	0.50

Operating income		4,585.14		6,509.26	141.91
Other income, net (Note 19)		213.63		507.51	11.06
Equity in earnings/(losses) of affiliates (Note 13)		56.25		65.36	1.42

Income before income taxes, minority interest and cumulative effect of change in accounting principle		4,855.02		7,082.13	154.40
Income taxes		(586.03)		(979.22)	(21.35)
Minority interest		(1.40)		—	—

Income before cumulative effect of change in accounting principle (Note 2)		4,267.59		6,102.91	133.05
Cumulative effect of change in accounting principle (Note 2)		—		39.09	0.85

Net income	Rs.	4,267.59	Rs.	6,142.00	$133.90

Earnings per equity share: (Note 23)
Basic
Income before cumulative effect of change in accounting principle		3.05		4.30	0.09
Cumulative effect of change in accounting principle		—		0.03	0.00
Net income		3.05		4.33	0.09
Diluted
Income before cumulative effect of change in accounting principle		3.03		4.25	0.09
Cumulative effect of change in accounting principle		—		0.03	0.00
Net income		3.03		4.28	0.09
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		1,399,545,726		1,419,404,399
Diluted		1,410,865,380		1,436,644,785
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2005	1,407,141,044	Rs.	1,407.14	Rs.	13,272.57	Rs.	(3,185.14)			Rs.	96.09	Rs.	45,138.37	(7,893,060)	Rs.	(0.08)	Rs.	56,728.95

Issuance of equity shares on exercise of options (unaudited)	2,601,362		2.60		633.35		—		—		—		—	—		—		635.95
Equity shares granted by Trust (unaudited)	—		—		—		—		—		—		—	24,000		—		—
Net reversal of deferred compensation related to employee stock incentive plan (unaudited) (Note 22)	—		—		(84.90)		74.96		—		—		—	—		—		(9.94)
Amortization of compensation related to employee stock incentive plan (unaudited)	—		—		—		184.70		—		—		—	—		—		184.70
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	4,267.59		—		4,267.59	—		—		4,267.59
Other comprehensive income / (loss)
Translation adjustments (unaudited)	—		—		—		—		(4.59)		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs.34.10) (unaudited)	—		—		—		—		63.33		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net (unaudited)	—		—		—		—		162.79		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)	—		—		—		—		221.53		221.53		—	—		—		221.53

Comprehensive income (unaudited)								Rs.	4,489.12

Balance as of June 30, 2005 (unaudited)	1,409,742,406	Rs.	1,409.74	Rs.	13,821.02	Rs.	(2,925.48)			Rs.	317.62	Rs.	49,405.96	(7,869,060)	Rs.	(0.08)	Rs.	62,028.78

										Accumulated
				Additional						other				Equity shares held by a			Total
	Equity shares			paid in		Deferred stock		Comprehensive		Comprehensive		Retained		Controlled Trust			stockholders’
	No. of shares	Amount		Capital		Compensation		Income		income / (loss)		Earnings		No. of shares	Amount		Equity
Balance as of March 31, 2006	1,425,754,267	Rs.	2,851.51	Rs.	16,521.07	Rs.	(2,202.42)			Rs.	433.70	Rs.	61,160.56	(7,869,060)	Rs.	(0.08)	Rs.	78,764.34

Elimination of deferred stock compensation balance on adoption of SFAS No. 123(R)(unaudited)(Note 2)	—		—		(2,202.42)	2,202.42			—		—		—	—		—		—
Cumulative effect of change in accounting principle (unaudited) (Note 4)	—		—		(39.09)	—			—		—		—	—		—		(39.09)
Issuance of equity shares on exercise of options (unaudited)	6,238,604		12.48		1,895.85	—					—		—	—		—		1,908.33
Amortization of compensation cost relating to employee stock incentive plan (unaudited) (Note 2)	—		—		199.05	—					—		—	—		—		199.05
Comprehensive income
Net income (unaudited)	—		—		—	—		Rs.	6,142.00		—		6,142.00	—		—		6,142.00
Other comprehensive income / (loss)
Translation adjustments (unaudited)	—		—		—	—			60.32		—		—	—		—		—
Unrealised gain on investment securities, net (net of tax effect of Rs.21.50) (unaudited)	—		—		—	—			39.92		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net (unaudited)	—		—		—	—			(414.85)		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)	—		—		—	—			(314.61)		(314.61)		—	—		—		(314.61)

Comprehensive income (unaudited)								Rs.	5,827.39

Balance as of June 30, 2006 (unaudited)	1,431,992,871	Rs.	2,863.99	Rs.	16,374.46	—				Rs.	119.09	Rs.	67,302.57	(7,869,060)	Rs.	(0.08)	Rs.	86,660.03

Balance as of June 30, 2006 (unaudited) ($)			$62.44		$356.98	—					$2.60		$1,467.25			$0.00		$1,889.25

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Three Months ended June 30,
	2005		2006		2006
					Convenience
					translation into US$
	(unaudited)		(unaudited)		(unaudited)
Cash flows from operating activities:
Net income	Rs.	4,267.59	Rs.	6,142.00	$133.90
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) on sale of property, plant and equipment		(3.43)		(0.65)	(0.01)

Cumulative effect of change in accounting principle		—		(39.09)	(0.85)
Depreciation and amortization		736.49		963.24	21.00
Deferred tax charge/(benefit)		(19.66)		(6.16)	(0.13)
Unrealised exchange (gain) / loss		—		398.24	8.68
(Gain)/loss on sale of investment securities		—		(122.08)	(2.66)
Amortization of stock compensation		174.76		199.05	4.34
Equity in losses/(earnings) of affiliates,		(56.25)		(65.36)	(1.42)
Minority interest		1.40		—	—
Changes in operating assets and liabilities:
Accounts receivable		(282.13)		(373.69)	(8.15)
Costs and earnings in excess of billings on contracts in progress		(202.08)		(942.26)	(20.54)
Inventories		186.72		(182.64)	(3.98)
Other assets		(108.68)		(348.28)	(7.59)
Accounts payable		(768.89)		(374.55)	(8.17)
Accrued expenses and employee costs		597.38		715.49	15.60
Advances from customers		151.17		32.24	0.70
Other liabilities		254.40		318.81	6.95

Net cash provided by operating activities		4,928.79		6,314.31	137.67

Cash flows from investing activities:
Expenditure on property, plant and equipment		(1,792.00)		(2,256.28)	(49.19)
Proceeds from sale of property, plant and equipment		25.08		28.90	0.63
Purchase of investments in liquid and short-term mutual funds		(12,281.74)		(27,841.57)	(606.97)
Proceeds from sale of investments in liquid and short-term mutual funds		8,346.38		22,374.58	487.78
Advance towards business acquisition		—		(54.00)	(1.18)

Payment for acquisitions, net of cash acquired		(852.00)		(4,689.18)	(102.23)

Net cash used in investing activities		(6,554.28)		(12,437.55)	(271.15)

Cash flows from financing activities:
Proceeds from issuance of equity shares		635.95		1,866.22	40.69
Proceeds from/(repayments of) short-term borrowing from banks and state financial institutions, net		(19.40)		(22.50)	(0.50)
Repayment of long-term debt		—		(236.25)	(5.15)

Net cash provided by/(used in) financing activities		616.55		1,607.47	35.05

Net increase/(decrease) in cash and cash equivalents during the period		(1,008.94)		(4,515.77)	(98.45)
Effect of exchange rate changes on cash		0.15		5.44	0.12
Cash and cash equivalents at the beginning of the period		5,670.76		8,857.70	193.10

Cash and cash equivalents at the end of the period	Rs.	4,661.97	Rs.	4,347.37	$94.78

Supplementary information:
Cash paid for interest	Rs.	6.52	Rs.	2.44	$0.79
Cash paid for taxes		596.15		603.94	13.17
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Infrastructure Engineering Limited (formerly known as Wipro Fluid Power Limited), Spectramind Inc., Wipro Cyprus Private Limited, Wipro Healthcare IT Limited, Wipro Consumer Care Limited, Wipro Shanghai Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, referred to as the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     General. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Basis of preparation of financial statements. The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States.
     Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2006.
     Functional currency and exchange rate translation. The functional currency of Wipro and its foreign subsidiaries is predominantly the Indian rupee. For certain foreign subsidiaries, the functional currency is their local currency. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/(losses) are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the three months ended June 30, 2006, have been translated into US dollars at the noon buying rate in New York City on June 30, 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $ 1 = Rs. 45.87. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.
     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development and related services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     The Company has adopted the guidance in Emerging Issues Task Force (EITF) Issue No. 00-21 for all revenue arrangements with multiple deliverables.
     Based on this guidance, the Company recognizes revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•
The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.

     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items.
     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.
     Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances.
     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.
     Volume discount. The Company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, ‘Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)’. The discount terms in the Company’s arrangements with customers generally entitle the customer to discounts, if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The Company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The Company recognizes the liability based on its estimate of the customer’s future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer’s future purchases. If the Company cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.
     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.
     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted-average method for all categories of inventories.
     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.
     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.
     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 20 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years
     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units.The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.
     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Technology-based intangibles	5 years
Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 20 years
     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.
     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Long-lived assets, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.
     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.
     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized.
     The income tax provision for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. Changes in interim periods to tax provisions, for changes in judgments or settlements relating to tax exposure items of earlier years, are recorded as discrete items in the interim period of change.
     Stock-based compensation. Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. Previously, the Company used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for its employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
     The Company adopted SFAS No. 123(R) using the modified prospective application method. Under this approach the Company has recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Pursuant to adoption of SFAS No. 123(R) the Company recognized additional compensation expense of Rs. 41.25 for the three months ended June 30, 2006.
     SFAS No. 123(R) requires that deferred stock-based compensation previously recorded under APB Opinion No. 25 and outstanding on the date of adoption be eliminated against additional paid-in capital. Accordingly, the deferred compensation balance of Rs. 2,202.42 was eliminated against additional paid-in capital on April 1, 2006.
     Under APB Opinion No. 25, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs. 39.09 representing the reversal of compensation cost for such instruments previously recognized in income.

     Had compensation cost, for three months ended June 30, 2005, been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Three months
	ended June 30,
	2005
Net income, as reported	Rs.	4,267.59
Add: Stock–based employee compensation expense included in reported net income, net of tax effects		161.63
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(353.20)

Pro-forma net income		4,076.02

Earnings per share: Basic
As reported		3.05

Pro-forma		2.91

Earnings per share: Diluted
As reported		3.03

Pro-forma		2.90

     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income along with the hedged item. The Company assesses hedge effectiveness based on the overall change in fair value of the derivative instrument. However, for derivatives acquired pursuant to roll-over hedging strategies, the forward premium/discount points are excluded from assessing hedge effectiveness.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period and are reported within foreign exchange gains/ (losses), net under operating expenses.
     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

3. Acquisitions
Acquisition of Ownership Interest in a Subsidiary
     As of March 31, 2005, the Company held approximately 93% of the outstanding equity shares of Wipro BPO Solutions Limited or Wipro BPO. The remaining shares were held by the employee shareholders. During the year ended March 31, 2006, the Company acquired the balance 7% of the equity shares from the employee shareholders at fair value for an aggregate consideration of Rs. 852.00. The step-acquisition resulted in goodwill and intangibles of Rs. 304.00 and Rs. 15.00 respectively.
mPower Software Services Inc. and subsidiaries
     In December 2005, the Company acquired 100% of the equity of mPower Software Services Inc. and subsidiaries (mPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and mPower Inc, for an aggregate cash consideration of Rs.1,274.57. mPower Software Services Inc. is a US based company engaged in providing IT services in the payments service sector.
     As a part of this acquisition, Wipro plans to provide MasterCard with a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. Wipro believes that through this acquisition, it will be able to expand its domain expertise in the payments service sector and increase the addressable market for IT services.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	185.23
Customer related intangibles		356.96
Deferred tax liabilities		(124.94)
Goodwill		857.32

Total	Rs.	1,274.57

BVPENTE Beteiligungsverwaltung GmbH and subsidiaries
     In December 2005, the Company acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration included upfront cash consideration of Rs. 1,156.54, subject to working capital adjustments, and an earn-out of Euro 26.70 to be determined and paid in the future based on certain financial targets being achieved over a 3 year period. During the three months ended June 30, 2006, the Company paid an additional consideration of Rs. 82.63 towards the working capital adjustment. The Company has determined that a portion of the earn-out, up to a maximum of Euro 2.50 that is linked to the continuing employment of one of the selling shareholders is compensatory in nature. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
     Wipro believes that through this acquisition, it has acquired strong domain expertise in semiconductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services. The acquisition also enables the Company to access over 20 customers in the product engineering services sector.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	307.00
Customer-related intangibles		146.52
Technology-related intangibles		66.60
Deferred tax liabilities		(53.00)
Goodwill		772.18

Total	Rs.	1,239.17

cMango Inc. and subsidiaries
     In April 2006, the Company acquired 100% of the equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs. 884.25 (of which Rs.149.63 was outstanding as of June 30, 2006) and an earn-out of USD 12.00 to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     Wipro believes that through this acquisition it will expand its operations in the Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management Services sector.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets/(liabilities)	Rs.	(23.08)
Customer-related intangibles		132.64
Deferred tax liabilities		(46.42)
Goodwill		821.11

Total	Rs.	884.25

RetailBox BV and subsidiaries
     In June 2006, the Company acquired 100% of the equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration included a cash payment of Rs. 2,425.47 (of which Rs. 220.35 was outstanding as of June 30, 2006) and an earn-out of Euro 11.00 to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     Through this acquisition Wipro aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimization and integration. Further, through this acquisition, the Company aims to expand domain expertise both in the retail and technology sectors and obtain a presence in five different geographical locations.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	386.28
Customer-related intangibles		242.55
Deferred tax liabilities		(84.89)
Goodwill		1,881.53

Total	Rs.	2,425.47

Saraware Oy
     In June 2006, the Company acquired 100% of the equity of Saraware Oy (Saraware) a company involved in providing design and engineering services to telecom companies. The consideration included a cash payment of Rs. 975.22 (of which Rs. 245.62 was outstanding as of June 30, 2006) and an earn out of Euro 7 to be determined and paid in the future based on certain financial targets being achieved over a period of 18 months.
     Through this acquisition the Company aims to expand its presence in the engineering services sector in Finland and the Nordic region.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets/(liabilities)	Rs.	(173.82)
Purchase price pending allocation		1,149.04

Total	Rs.	975.22

Northwest Switchgear Limited
     In May 2006, the Company acquired a substantial portion of the business of Northwest Switchgear Limited, a manufacturer and distributor of switches, sockets and miniature circuit breakers (collectively ‘the products’) under the trademark/ brand name ‘North-West’. The consideration included cash payment of Rs. 1,131.66 and an earn-out of Rs. 200.00 to be determined and paid in the future based on achievement of specified revenue levels over a period of four years. Further, the Company has entered into a non-compete and manufacturing agreement with the sellers. Under the manufacturing agreement, the seller will manufacture the products for Wipro by certain assets and employees retained by the seller. The manufacturing agreement is for a period of five years. Amounts paid by the Company for such manufacturing services will be recorded through the income statement. The earn-outs which are not linked to any post-acquisition services by the seller will be recorded as additional purchase consideration when the contingency is resolved.
     Based on the guidance in EITF Issue No. 98-3, Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business, the Company has accounted for this transaction as an acquisition of a business. A significant portion of the consideration has been allocated to the trademark/brand name of North-West.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	33.75
Marketing- related intangibles		1,097.91

Total	Rs.	1,131.66

     For the above acquisitions, the purchase price has been allocated on a preliminary basis based on the Company’s estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation based on an independent third party appraisal, which is expected to be completed by August 2006, may result in certain adjustments to the above allocation.

4. Cash and Cash Equivalents
     Cash and cash equivalents as of June 30, 2005 and 2006 consist of cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
     Accounts receivable as of June 30, 2005 and 2006 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

					Year ended
	Three months ended June 30,				March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	846.54	Rs.	1,115.78	Rs.	846.54
Additional provision during the period, net of collections		81.59		85.99		275.24
Bad debts charged to provision		—		—		(6.00)

Balance at the end of the period	Rs.	928.13	Rs.	1,201.77	Rs.	1,115.78

6. Inventories
     Inventories consist of the following:

	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	201.38	Rs.	225.92	Rs.	198.02
Raw materials and components		599.61		698.82		692.01
Work-in-process		255.39		337.08		288.73

Finished goods		526.06		1,045.55		885.85

	Rs.	1,582.44	Rs.	2,307.37	Rs.	2,064.61

7. Other Assets
     Other assets consist of the following:

	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Prepaid expenses	Rs.	905.25	Rs.	1,143.21	Rs.	1,182.07
Due from officers and employees		755.61		887.50		753.68
Advances to suppliers		334.81		508.92		467.19
Balances with statutory authorities		19.67		116.12		130.76
Deposits		931.52		1,537.23		1,388.89
Interest bearing deposits with corporates		—		500.00		500.00
Advance income taxes		166.65		825.17		1,237.33
Derivative asset		254.88		6.10		338.11
Others		442.07		1,474.65		708.99

		3,643.70		6,998.90		6,707.02
Less: Current assets		(2,952.70)		(5,656.23)		(5,463.04)

	Rs.	857.76	Rs.	1,342.67	Rs.	1,243.98

8. Investment Securities
     Investment securities consist of the following:

	As of June 30, 2005						As of June 30, 2006
	(Unaudited)						(Unaudited)
Gross
			Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	26,,923.06	Rs.	272.88	Rs.	27,195.94	Rs.	35,419.04	Rs.	559.84	35,978.88

	As of March 31, 2006
			Gross Unrealized
	Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	29,821.50	Rs.	506.92	Rs.	30,328.42

     Dividends from available-for-sale securities during the three months ended June 30, 2005 and 2006 were Rs. 159.46 and Rs. 338.51, respectively and are included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Land	Rs.	1,250.85	Rs.	1,261.14	Rs.	1,261.14
Buildings		4,365.12		4,770.10		4,590.53
Plant and machinery		10,906.02		13,208.97		12,474.35
Furniture, fixtures and equipment		2,676.85		3,063.30		2,996.87
Vehicles		1,126.09		1,446.11		1,324.31
Computer software for internal use		1,423.04		1,703.29		1,625.77
Capital work-in-progress		3,003.65		7,513.81		6,248.51

		24,751.62		32,966.72		30,521.48
Accumulated depreciation and amortization		(10,505.48)		(13,601.61)		(12,744.08)

	Rs.	14,246.14	Rs.	19,365.11	Rs.	17,777.40

     Depreciation expense for the three months ended June 30, 2005 and 2006 is Rs. 721.95 and Rs. 887.75, respectively. This includes Rs. 48.13 and Rs. 59.10 as amortization of capitalized internal use software, during the three months ended June 30, 2005 and 2006, respectively.
10. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of June 30,
	2005						2006
	(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net

Technology-related intangibles	Rs.	34.30	Rs.	21.99	Rs.	12.31	Rs.	101.00	Rs.	39.62	Rs.	61.38
Customer-related intangibles		575.81		549.11		26.70		1,454.48		660.84		793.64
Marketing-related intangibles		382.43		58.03		324.40		1,480.34		87.31		1,393.03
Others		0.95		0.95		—		0.95		0.95		—

	Rs.	993.49	Rs.	630.08	Rs.	363.41	Rs.	3,036.77	Rs.	788.72	Rs.	2,248.05

	As of March 31, 2006
	Gross carrying		Accumulated
	amount		Amortization		Net

Technology-related intangibles	Rs.	101.00	Rs.	34.07	Rs.	66.93
Customer-related intangibles		1,079.29		600.39		478.90
Marketing-related intangibles		382.43		73.93		308.50
Others		0.95		0.95		—

	Rs.	1,563.67	Rs.	709.34	Rs.	854.33

The movement in goodwill balance is given below:

					Year ended
	Three months ended June 30,				March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	5,614.98	Rs.	7,480.85	Rs.	5,614.98
Goodwill relating to acquisitions (Note 3)		304.14		2,785.27		1,851.01
Effect of translation adjustments		(4.58)		28.28		14.86

Balance at the end of the period	Rs.	5,914.54	Rs.	10,294.40	Rs.	7,480.85

Goodwill as of June 30, 2005, 2006 and March 31, 2006 has been allocated to the following reportable segments:

Segment	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Global IT Services and Products	Rs.	5,258.30	Rs.	9,537.94	Rs.	6,724.39
India and AsiaPac IT Services and Products		656.24		756.46		756.46

Total	Rs.	5,914.54	Rs.	10,294.40	Rs.	7,480.85

11. Other Current Liabilities
     Other current liabilities consist of the following:

	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Statutory dues payable	Rs.	1,561.13	Rs.	1,990.42	Rs.	1,820.99
Taxes payable		41.65		784.42		610.54
Warranty obligations		386.14		776.27		664.86
Derivative liability		33.00		651.28		12.53
Aquisition related payables		—		778.00		—
Others		240.62		676.84		505.48

	Rs.	2,262.54	Rs.	5,657.25	Rs.	3,614.42

The activity in warranty obligations is given below:

	Three months ended June 30,				Year ended March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	361.08	Rs.	664.86	Rs.	361.08
Additional provision during the period		91.42		196.63		601.20
Reduction due to payments		(66.36)		(85.22)		(297.42)

Balance at the end of the period	Rs.	386.14	Rs.	776.27	Rs.	664.86

12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 200.37 and Rs. 257.53 for the three months ended June 30, 2005 and 2006, respectively.
     Details of contractual payments under non-cancelable leases is given below:

	(Unaudited)
Year ending June 30,
2007	Rs.	354.56
2008		378.71
2009		349.72
2010		318.69
2011		275.64
Thereafter		1,168.26

Total	Rs.	2,845.59

     Prepaid expenses as of March 31, 2006, June 30, 2005 and 2006 include Rs. 74.89, Rs. 57.57 and Rs. 74.80, respectively, being prepaid operating lease rentals for land obtained on operating lease for a period of 60 years, 60 years and 90 years, respectively. The prepaid expense is being charged over the lease term.

13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of June 30, 2005, March 31, 2006 and June 30, 2006 was Rs. 636.16, Rs. 841.57 and Rs. 915.79, respectively. The Company’s equity in the income of Wipro GE for three months ended June 30, 2005 and 2006 was Rs. 53.75 and Rs.74.22, respectively.
     In March 2004 and 2005, Wipro GE had received tax demands aggregating Rs. 714.19, including interest, from the Indian income tax authorities for the financial years ended March 31, 2001 and 2002 respectively. The tax demands were primarily due to transfer pricing adjustments and denial of export benefits and tax holiday benefits claimed by Wipro GE under the Indian Income Tax Act 1961 (Act). Wipro GE has appealed against the said demands before the first appellate authority. Considering the facts and nature of disallowance and based on the opinion of the external legal counsel, Wipro GE believes that the final outcome of the dispute should be in favor of Wipro GE and will not have any material adverse effect on the financial position and overall trends in results of operation. Additionally, in March 2006, Wipro GE received intimation from the Indian income tax authorities for the financial year ended March 31, 2003, proposing transfer pricing adjustments (similar to the claims made for 2001 and 2002) resulting in additional tax demands of Rs. 421.46. Wipro GE has contested the proposed transfer pricing adjustments. Considering the facts and nature of adjustments proposed Wipro GE believes that the ultimate outcome of this intimation will not have any material adverse effect on the financial position and overall trends in results of operations.
WeP Peripherals
     The Company has accounted for its 37.7%, 36.9% and 36.9% interest as of June 30, 2005, March 31, 2006 and June 30, 2006, respectively in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of June 30, 2005, March 31, 2006 and June 30, 2006, was Rs. 189.33, Rs. 201.52 and Rs. 192.66, respectively. The Company’s equity in the income of WeP Peripherals for three months ended June 30, 2005 was Rs. 2.5 and company’s equity in losses of WeP Peripherals for the three months ended June 30, 2006 was Rs. 8.86.
14. Financial Instruments and Concentration of Risk
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of June 30,		As of March 31,
	2005	2006	2006
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$553.00	$601.20	$592.23
	£21.00	£38.00	£4.00
		€6.00
Buy	$18.27	—

Net purchased options (sell)	—	$20.00	$254.00
			£8.00
Net written options (sell)	$6.00	$170.00	$6.00
	—	£10.00	£5.00

     In connection with cash flow hedges, the Company has recorded Rs. 202.34, Rs. 276.60 and Rs. (212.51) of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2006, June 30, 2005 and 2006, respectively.
     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2006, three months ended June 30, 2005 and 2006, respectively.

	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	113.81	Rs.	202.34	Rs.	113.81

Net gains reclassified into net income on occurrence of hedged transactions		(62.37)		(139.23)		(113.81)
Deferred cancellation gains/(losses) relating to roll-over hedging		220.15		—		—
Changes in fair value of effective portion of outstanding derivatives		4.83		(275.62)		202.34

Unrealized (loss)/gain on cashflow hedging derivatives, net		162.79		(414.85)		88.53

Balance as at the end of the period	Rs.	276.60	Rs.	(212.51)	Rs.	202.34

     As of June 30, 2005 and 2006, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Borrowings from Banks
     The Company has an Indian line of credit of Rs. 2,000.00, a US line of credit of $ 25.00 and GBP 6 in UK from its bankers for working capital requirements. All the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 8.5% and 8.25% for the three months ended June 30, 2005 and 2006, respectively. The US line of credit bears interest at 60 basis points over the USD London Inter-Bank Offered Rate and UK line of credit bears interest at 40 basis points over the GBP London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness. During the three months ended June 30, 2006, as a part of its acquisition of Saraware, the Company assumed bank borrowings amounting to Rs. 366.
16. Stock Dividend
     In July 2005, the members of the Company approved a stock dividend, effective August 24, 2005, in the ratio of 1 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company issued 705,893,574 additional shares and has transferred an amount of Rs. 1,161.75 from additional paid in capital and Rs. 250.04 from retained earnings to equity shares. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend.
17. Equity Shares and Dividends
     Currently, the Company has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.
     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.
     In July 2005, the members of the Company approved an increase in the authorized capital of the Company from 750,000,000 to 1,650,000,000 shares.

     Dividend is paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.
     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.
18. Retained Earnings
     The Company’s retained earnings as of June 30, 2005 and 2006 include restricted retained earnings of Rs. 259.54 and Rs. 9.50, respectively, which are not distributable as dividends under Indian laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.
     Retained earnings as of June 30, 2005 and 2006, also include Rs. 690.29 and Rs. 987.37, respectively, of undistributed earnings in equity of affiliates.
19. Other Income, Net
     Other income consists of the following:

	Three months ended June 30,
	2005		2006
	(Unaudited)		(Unaudited)
Interest income	Rs.	30.54	Rs.	48.68
Interest expense		(6.48)		(2.44)
Dividend income		189.57		338.51
Gain/(loss) on sale of liquid and short-term mutual funds		—		122.08
Others		—		0.68

	Rs.	213.63	Rs.	507.51

20. Shipping and Handling Costs
     Selling and marketing expenses for the three months ended June 30, 2005 and 2006, include shipping and handling costs of Rs. 102.09 and Rs. 176.57, respectively.
21. Income Taxes
     Income taxes have been allocated as follows:

	Three months ended June 30,
	2005		2006
	(Unaudited)		(Unaudited)
Net income	Rs.	586.03	Rs.	979.22
Stockholders equity for:
Unrealized gain/(loss) on investment securities, net		34.10		21.50

Total income taxes	Rs.	620.13	Rs.	1,000.72

     Income taxes relating to continuing operations consist of the following:

	Three months ended June 30,
	2005		2006
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	223.31	Rs.	483.00
Foreign		382.38		502.38

	Rs.	605.69	Rs.	985.38

Deferred taxes
Domestic		(19.66)		0.07
Foreign		—		(6.23)

		(19.66)		(6.16)

Total income tax expense	Rs.	586.03	Rs.	979.22

22. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.
     The movement in the shares held by the WERT is given below:

			Year ended
	Three months ended June 30,		March 31,
	2005	2006	2006
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,893,060	7,869,060	7,893,060
Shares granted to employees	(24,000)	—	(24,000)
Grants forfeited by employees	—	—	—

Shares held at the end of the period	7,869,060	7,869,060	7,869,060

     Compensation related to these grants was amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the three months ended June 30, 2005 and 2006, was Rs. 10.06 and Rs. Nil, respectively.
     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting.
     Stock option activity under the 1999 Plan is as follows:

	Three months ended June 30, 2005 (unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life(months)
Outstanding at the beginning of the period	1,475,675		341 – 362		362	6 months
	4,969,862		618 – 841		622	14 months

Forfeited during the period	(20)		341 – 362		362	—
	(52,450)		618 – 841		632	—

Exercised during the period	(471,928)		341 – 362		362	—
	(290,715)		618 – 841		618	—

Outstanding at the end of the period	1,003,727		341 – 362		362	3 months
	4,626,697		618 – 841		622	11 months

Exercisable at the end of the period	1,003,727		341 – 362		362	3 months
	4,596,952	Rs.	618 – 841	Rs.	622	11 months

	Three months ended June 30, 2006 (Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life(months)
Outstanding at the beginning of the period	—	Rs.	171 – 181		—	—
	4,658,383		309 – 421		312	3 months
Forfeited during the period	—		171 – 181		—	—
	(10,500)		309 – 421		309	—

Exercised during the period	—		171 – 181		—	—
	(3,843,902)		309 – 421		309	—

Outstanding at the end of the period	—		171 – 181		—	—
	803,981		309 – 421		312	—

Exercisable at the end of the period	—		171 – 181		—	—
	803,981	Rs.	309 – 421	Rs.	312	2 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting.
     Stock option activity under the 2000 Plan is as follows:

	Three months ended June 30, 2005 (unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	196,448		344 – 511		461	33 months
	13,090,249		529 – 792		533	35 months
	6,330,574		794 – 915		797	18 months

Forfeited during the period	(1,800)		344 – 511		459	—
	(126,255)		529 – 792		533	—
	(112,725)		794 – 915		794	—

Exercised during the period	(11,450)		344 – 511		490	—
	(506,738)		529 – 792		529	—

Outstanding at the end of the period	183,198		344 – 511		463	30 months
	12,457,256		529 – 792		533	32 months
	6,217,849		794 – 915		797	15 months

Exercisable at the end of the period	84,814		344 – 511		463	30 months
	7,485,391		529 – 792		533	32 months
	4,352,494	Rs.	794 – 915	Rs.	797	15 months

	Three months ended June 30, 2006 (Unaudited)
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	292,576		172 – 255		233	25 months
	20,146,257		265 – 396		267	23 months
	9,899,967		397 – 458		399	7 months

Forfeited during the period	(2,400)		172 – 256		212	—
	(350,100)		265 – 396		264	—
	—		397 – 458		—	—

Exercised during the period	(10,700)		172 – 256		228	—
	(1,237,349)		265 – 396		266	—
	(907,835)		397 – 458		399	—

Outstanding at the end of the period	279,476		172 – 256		234	22 months
	18,558,808		265 – 396		267	20 months
	8,992,132		397 – 458		399	4 months

Exercisable at the end of the period	177,822		172 – 256		234	22 months
	14,893,017		265 – 396		267	20 months
	8,992,132	Rs.	397 – 458	Rs.	399	4 months

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 9 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting.
     Stock option activity under the 2000 ADS Plan is as follows:

	Three months ended June 30, 2005 (unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the period	202,275	6.92 – 10.02	8.70	30 months
	1,015,350	11.63 – 13.79	12.99	21 months

Exercised during the period	(19,850)	11.63 – 13.79	12.63	—

Outstanding at the end of the period	202,275	6.92 – 10.02	8.70	27 months
	995,500	11.63 – 13.79	12.81	18 months

Exercisable at the end of the period	100,721	6.92 – 10.02	8.75	27 months
	759,880	$11.63–13.79	$13.02	18 months

	Three months ended June 30, 2006 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the period	238,900	3.46 – 5.01	4.38	19 months
	1,208,842	5.82 – 6.90	6.50	12 months

Exercised during the period	—	3.46 – 5.01	—
	(93,300)	5.82 – 6.90	6.47	—

Outstanding at the end of the period	238,900	3.46 – 5.01	4.38	16 months
	1,115,542	5.82 – 6.90	6.40	9 months

Exercisable at the end of the period	176,938	3.46 – 5.01	4.38	16 months
	837,480	$5.82–6.90	$6.48	9 months

     Restricted Stock Unit Plans. In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as compensation cost. The Company has elected to amortize the compensation cost on a straight-line basis over the vesting period.
     Stock option activity under WRSUP 2004 plan is as follows:

	Three months ended June 30, 2005 (unaudited)
				Weighted-
				average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the period	4,759,828	Rs.	2	66 months

Forfeited during the period	(88,050)		2	—

Outstanding at the end of the period	4,671,778		2	63 months

Exercisable at the end of the period	—	Rs.	—	—

	Three months ended June 30, 2006 (Unaudited)
				Weighted-
				average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the period	7,598,174		2	54 months

Granted during the period	10,000		2	72 months
Forfeited during the period	(148,700)		2	—

Exercised during the period	(136,878)		2

Outstanding at the end of the period	7,322,596		2	51 months

Exercisable at the end of the period	381,443	Rs.	2	51 months

     Stock option activity under WARSUP 2004 plan is as follows :

	Three months ended June 30, 2005 (unaudited)
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	768,050	$0.04	66 months

Forfeited during the period	(47,600)	0.04	—

Outstanding at the end of the period	720,450	0.04	63 months

Exercisable at the end of the period	—	$—	—

	Three months ended June 30, 2006
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	1,000,720	0.04	54 months

Exercised during the period	(8,640)	0.04	—
Forfeited during the period	(38,600)	0.04	—

Outstanding at the end of the period	953,480	0.04	51 months

Exercisable at the end of the period	107,760	$0.04	51 months

     Restricted Stock Unit Plan 2005. In July 2005, the Company established a new option plan titled Wipro Employee Restricted Stock Unit Plan 2005. The Company is authorized to issue up to 12 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares). The Company granted 3,553,266 options under this plan in July 2006.
     During the three months ended June 30, 2005 and 2006, the Company amortized Rs. 174.76 and Rs. 199.05, respectively, of compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Three months ended June 30,
	2005		2006
	(Unaudited)		(Unaudited)
Cost of revenues	Rs.	124.04	Rs.	166.44
Selling and marketing expenses		22.61		20.11
General and administrative expenses		28.11		12.50

	Rs.	174.76		199.05

23. Earnings Per Share
     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended June 30,
	2005		2006
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	4,267.59	Rs.	6,142

Equity shares
Weighted average number of equity shares outstanding		1,399,545,726		1,419,404,399
Effect of dilutive equivalent shares-stock options		11,319,654		17,240,386

Weighted average number of equity shares and equivalent shares outstanding		1,410,865,380		1,436,644,785

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.
     Options to purchase 12,435,698 and Nil equity shares were outstanding during the three months ended June 30, 2005 and 2006, respectively, but were not included in the computation of diluted earnings per share because these instruments were anti-dilutive.
24. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
     Net gratuity cost for the three month ended June 30, 2005 and 2006 is as follows:

	Three Months ended June 30,
	2005		2006
Service cost	Rs.	36.64	Rs.	51.36
Interest cost		12.63		15.16
Expected return on assets		(8.97)		(10.62)
Adjustment (1)		—		(62.65)

Net gratuity cost	Rs.	40.31	Rs.	(6.75)

(1)    Till March 31, 2006 for certain category of employees, the Company inadvertently recorded and disclosed a defined benefit plan as a defined contribution plan. During the three month ended June 30, 2006, the Company has recorded an adjustment of Rs 62.65 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/(prepaid asset) and the overall financial statement presentation.

     Superannuation. Apart from being covered under the Gratuity Plan described above, the employees of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. As of April 1, 2005, the Company discontinued superannuation contributions for certain categories of employees and paid such contribution amounts as cash compensation to the employees. The Company has no further obligations under the plan beyond its annual contribution payments.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Indian Government’s provident fund. The Indian Government mandates the annual yield to be provided to the employees on their corpus. The Company has an obligation to make good the shortfall, if any, between the yield on the investments of trust and the yield mandated by the Indian Government.
     The Company contributed Rs. 161.82, Rs. 195.51 to various defined contribution and benefit plans during the three months ended June 30, 2005 and 2006, respectively.
25. Related Party Transactions
     The Company has the following transactions with related parties:

	Three months ended June 30,
	2005	2006
	(Unaudited)	(Unaudited)
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs. 28.40	Rs. 5.17

WeP Peripherals:
Revenues from sale of computer equipment and services	1.51	0.85
Payment for services	0.22	3.38
Purchase of printers	12.59	4.73

Azim Premji Foundation:
Revenues from sale of computer equipment and services	0.05	1.13

Principal shareholder:
Payment of lease rentals	0.38	0.45
     The Company has the following receivables from related parties, which are reported as other assets/other current assets in the balance sheet:

	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
Wipro GE	Rs.	28.40	Rs.	13.53	Rs.	51.70
WeP Peripherals		1.51		2.52		4.19
Azim Premji Foundation		0.05		1.55		0.04

	Rs.	29.96	Rs.	17.60	Rs.	55.93

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet:

	As of June 30,				As of March 31,
	2005		2006		2006
	(Unaudited)		(Unaudited)
WeP Peripherals	Rs.	12.81	Rs.	14.49	Rs.	38.85

	Rs.	78.57	Rs.	14.49	Rs.	38.85

26. Sale of accounts receivables/employee advances
     From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss on sale is recorded at the time of sale.
     During the three months ended June 2005 and 2006, respectively, the Company has not transferred any financial assets under such arrangements.
27. Commitments and Contingencies
     Capital commitments. As of June 30, 2005 and 2006, the Company had committed to spend approximately Rs. 1,704 and Rs. 2,382 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of June 30, 2006, the Company has met all commitments required under the plan.
     As of June 30, 2005 and 2006, the Company had contractual obligations to spend approximately Rs. 1,200 and Rs. 1,288 respectively; under purchase obligations which include commitments to purchase goods or services of either a fixed or minimum quantity that meet certain criteria.
     Guarantees. As of June 30, 2005 and 2006, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 2,331.39 and Rs. 3053.43, respectively, as part of the bank line of credit.
     Contingencies and lawsuits. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001 and 2002 aggregating to Rs. 5,231.72. The tax demands were primarily due to the denial of deductions claimed by the Company under Section 10A of the Indian Income Tax Act 1961 (Act), in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against the demands. In March 2006, the first income tax appellate authority substantially upheld the deductions claimed by the Company under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.
     In March 2006, the Company received additional tax demand on similar grounds as 2001 and 2002, for the financial year ended March 31, 2003 aggregating Rs 2,868.77 (including interest of Rs.750.38). The Company has filed an appeal against the demand for the year ended March 31, 2003, within the prescribed statutory time. Considering the facts and nature of disallowance, the order of the appellate authority upholding the claims of the Company for financial year ended March 31, 2001 and 2002, the Company believes that the final outcome of the dispute should be in favor of the Company and there should not be any material impact on the financial statements.
     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.

     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.
28. Segment Information
     The Company is currently organized by segments, including Global IT Services and Products (consisting of the IT Services and Products and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (‘CODM’) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segment. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period.
     Until June 30, 2005, the Company reported Global IT Services and Products as an integrated business segment. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment. Pursuant to this reorganization, the Company identified new operating segments. Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s new reportable segments. Consequently, IT Services and Products and BPO services now qualify as reportable segments. Segment data for previous periods have been reclassified to conform to the current period presentation.
     The IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.
     In December 2005, the Company acquired mPower, a company engaged in providing IT services in the payments processing sector and New Logic, a European system-on-chip design company. In April 2006, the Company acquired cMango, a company engaged in providing Business Service Management (BSM) solutions. In June 2006, the Company acquired Enabler, a company engaged in providing IT services in the retail sector, and Saraware Oy, a company engaged in providing engineering services to companies in the telecommunication sector.
     The operations of mPower, New Logic, cMango, Enabler and Saraware Oy, which are a component of IT Services and Products, are currently reviewed by the CODM separately and have accordingly been reported separately as ‘Acquisitions’.
     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.
     Segment data for previous periods has been reclassified on a comparable basis.

     Information on reportable segments is as follows:

	Three Months ended June 30, 2005 (unaudited)
							India and
	Global IT Services and Products						AsiaPac IT		Consumer
			BPO				Services and		Care and				Reconciling
	IT Services		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	15,601.83	Rs.	1,828.04	Rs.	17,429.87	Rs.	3,412.35	Rs.	1,322.27	Rs.	700.69	Rs.	—	Rs.	22,865.18
Exchange rate fluctuations		(140.16)		(2.15)		(142.31)		(8.84)		(0.87)		3.79		148.23		—

Total revenues		15,461.67		1,825.89		17,287.56		3,403.51		1,321.40		704.48		148.23		22,865.18
Cost of revenues		(9,842.84)		(1,472.27)		(11,315.11)		(2,616.61)		(825.83)		(524.92)		—		(15,282.47)
Selling and marketing expenses		(966)		(23.10)		(989.10)		(307.22)		(283.75)		(57.27)		(2.71)		(1,640.05)
General and administrative expenses		(675.90)		(195.16)		(871.06)		(223.15)		(23.75)		(26.89)		(26.11)		(1,170.96)
Research and development expenses		(42.55)		—		(42.55)		—		—		—		—		(42.55)
Amortization of intangible assets		(8)		(1.24)		(9.24)		—		(5.30)		—		—		(14.54)
Exchange rate fluctuations		—		—		—		—		—		—		(148.23)		(148.23)

Others, net		7.68		—		7.68		1.11		3.05		3.35		3.57		18.76

Operating income of segment	Rs.	3,934.06	Rs.	134.12	Rs.	4,068.18	Rs.	257.64	Rs.	185.82	Rs.	98.75	Rs.	(25.25)	Rs.	4,585.14

Total assets of segment (3)	Rs.	27,641.97	Rs.	9,602.36	Rs.	37,244.33	Rs.	5,645.33	Rs.	1,682.16	Rs.	2,122.04	Rs.	30,362.98	Rs.	77,056.84
Capital employed (2)		19,280.04		8,972.50		28,252.54		2,164.94		737.66		1,498.52		30,174.88		62,828.54
Return on capital employed (2),(3)		78%		6%		56%		55%		89%
Accounts receivable		11,235.28		690.73		11,926.01		2,336.66		332.49		493.33		—		15,088.49
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,083.25		2,049.08		4,132.33		135.60		60.75		536.68		26,992.55		31,857.91
Depreciation		503.03		153.48		656.51		24.76		16.58		12.93		11.17		721.95

	Three Months ended June 30, 2006 (unaudited)
	Global IT Services and Products
	IT Services		Acquisitions		BPO Services		Total
Revenues	Rs.	21,848.60	Rs.	564.91	Rs.	2,099.20	Rs.	24,512.71
Exchange rate fluctuations		(38.78)		0.05		1.54		(37.19)

Total revenues		21,809.82		564.96		2,100.74		24,475.52
Cost of revenues		(14,038.12)		(579.27)		(1,493.24)		(16,110.63)
Selling and marketing expenses		(1,186.65)		(15.78)		(6.22)		(1,208.65)
General and administrative expenses		(886.71)		(64.02)		(201.49)		(1,152.22)
Research and development expenses		(57.33)		—		—		(57.33)
Amortization of intangible assets		(0.00)		(35.55)		(1.24)		(36.79)
Exchange rate fluctuations		—		—		—		—
Others, net		0.94		0.64		—		1.58

Operating income of segment (1)	Rs.	5,641.95	Rs.	(129.02)	Rs.	398.55	Rs.	5,911.48

Total assets of segment (3)	Rs.	40,931.72	Rs.	7,366.41	Rs.	12,192.58	Rs.	60,448.41
Capital employed (3)		27,082.14		6,161.29		11,004.11		44,245.24
Return on capital employed (2),(3)		82%		-11%		15%		55%
Accounts receivable		15,397.15		641.69		851.26		16,890.10
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,083.15		1,158.09		4,920.75		8,161.99
Depreciation		596.16		53.56		158.22		807.94

	Three ended June 30, 2006 (unaudited)
	India and AsiaPac
	IT Services and		Consumer Care				Reconciling
	Products		and Lighting		Others		Items		Entity Total
Revenues	Rs.	4,356.18	Rs.	1,649.99	Rs.	793.43	Rs.	—	Rs.	31,312.31
Exchange rate fluctuations		17.58		0.85		—		18.76		—

Total revenues		4,373.76		1,650.84		793.43		18.76		31,312.31
Cost of revenues		(3,379.30)		(1,056.39)		(601.60)		(33.86)		(21,181.78)
Selling and marketing expenses .		(393.25)		(329.53)		(91.22)		(13.81)		(2,036.46)
General and administrative expenses		(246.49)		(29.39)		(35.86)		(14.10)		(1,478.06)
Research and development expenses		—		—		—		—		(57.33)
Amortization of intangible assets		(3.34)		(13.37)		—		—		(53.50)
Exchange rate fluctuations		—		—		—		(18.76)		(18.76)
Others, net		2.04		8.43		7.75		3.05		22.85

Operating income of segment (1)	Rs.	353.42	Rs.	230.59	Rs.	72.50	Rs.	(58.72)	Rs.	6,509.27

Total assets of segment (3)	Rs.	8,096.37	Rs.	3,575.01	Rs.	2,495.08	Rs.	36,589.45	Rs.	111,244.31
Capital employed (3)		3,297.17		2,286.44		1,818.82		36,601.43		88,249.09
Return on capital employed (2),(3)		49%		51%
Accounts receivable		3,632.12		587.40		629.74		—		21,739.36
Cash and cash equivalents and investments in liquid and short-term mutual funds		283.42		70.09		420.13		31,390.64		40,326.27
Depreciation		34.97		23.75		16.80		4.28		887.74
(1)	Operating income of the segments includes amortization of stock-based compensation cost as follows:

	Three months ended June 30,
Segments	2005		2006
IT Services	Rs.	130.11	Rs.	174.12
BPO Services		14.67		8.18
India and AsiaPac IT Services and Products		11.14		8.76
Consumer Care and Lighting		2.28		2.68
Others		5.53		2.31
Reconciling Items		11.03		3.00
(2)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.

(3)
The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 655.69 as of June 30, 2005 and 2006 has been reported as a component of reconciling items.

     The Company has four geographic segments: India, United States, Europe and Rest of the world.
     Revenues from the geographic segments based on domicile of the customer are as follows:

	Three Months ended June 30,
	2005		2006
			(unaudited)
India	Rs.	5,318.59	Rs.	5,892.30
United States		11,564.19		16,325.95
Europe		5,102.23		7,515.64
Rest of the world		880.17		1,578.41

	Rs.	22,865.18	Rs.	31,312.30

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,”could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward–looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors”, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT, services company founded in 1945, and headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.
     We have the following principal business segments:
•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and process improvement services for repetitive processes.
     Until June 30, 2005, we reported Global IT Services and Products as an integrated business segment. Effective as of July 1, 2005, we reorganized the management structure of our Global IT Services and Products segment. Pursuant to this reorganization, we have reorganized our business into new operating segments. Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in U.S. GAAP have been combined to form our new reportable segments. Consequently, IT Services and Products, and BPO Services now qualify as reportable segments and are reported separately. Segment data for previous periods have been reclassified to conform to the current period presentation.
     In December 2005, we acquired 100% of the equity of mPower Software Service Inc. and subsidiaries, a U.S. based company in the payment processing sector, for an aggregate cash consideration equal to Rs. 1,275 million ($28 million). Pursuant to the terms of this acquisition, we also acquired 100% of the equity of MPact India, a joint venture between MasterCard International and mPower Software Services Inc..
     In December, 2005, we acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration included an upfront cash consideration of Rs. 1,157 million, subject to working capital adjustments, and an earn-out of Euro 27 million to be determined and paid in the future based on certain financial targets being achieved over a 3 year period. During the three months ended June 30, 2006, we paid an additional consideration of Rs. 83 million towards the working capital adjustment. We have determined that a portion of the earn-out, up to a maximum of Euro 2.50 million that is linked to the continuing employment of one of the selling shareholders is compensatory in nature. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
     In April 2006, we acquired 100% of the equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs. 884 million (of which Rs.150 million was outstanding as of June 30, 2006) and an earn-out of USD 12 million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     In June 2006, we acquired 100% of the equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration included a cash payment of Rs. 2,425 million (of which Rs. 220 million was outstanding as of June 30, 2006) and an earn-out of Euro 11 million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     In June 2006, we acquired 100% of the equity of Saraware Oy (Saraware) a company involved in providing design and engineering services to telecom companies. The consideration included a cash payment of Rs. 975 million (of which Rs. 246 million was outstanding as of June 30, 2006) and an earn-out of Euro 7 million to be determined and paid in future based on certain financial targets being achieved over a period of 18 months.
     In May 2006, the Company acquired a substantial portion of the business of Northwest Switchgear Limited, a manufacturer and distributor of switches, sockets and miniature circuit breakers (collectively ‘the products’) under the trademark/ brand name ‘North-West’. The consideration included cash payment of Rs. 1,131.66 and an earn-out of Rs. 200.00 to be determined and paid in the future based on achievement of specified revenue levels over a period of four years. Further, the Company has entered into a non-compete and manufacturing agreement with the sellers. Under the manufacturing agreement, the seller will manufacture the products for Wipro by certain assets and employees retained by the seller. The manufacturing agreement is for a period of five years. Amounts paid by the Company for such manufacturing services will be recorded through the income statement. The earn-outs which are not linked to any post-acquisition services by the seller will be recorded as additional purchase consideration when the contingency is resolved. Based on the guidance in EITF Issue No. 98-3, ‘Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business’, we have accounted for this transaction as an acquisition of a business. A significant portion of the consideration has been allocated to the trademark/brand name North-West.
     The operations of mPower, New Logic, cMango, Enabler and Saraware which are now part of our IT Services and Products, are currently reviewed by our Chief Operating Decision Maker, or CODM, separately, and have accordingly been reported separately under “Acquisitions” in our Notes to Financial Statements. We intend to include all acquisitions made within two to four quarters preceding the reporting date within “Acquisitions”.
     Our Global IT Services and Products segment (including acquisitions) accounted for 78% of our revenue and 91% of our operating income for the three months ended June 30, 2006. Of these percentages, our IT Services and Products segment accounted for 71% of our revenue and 85% of our operating income for the three months ended June 30, 2006, and our BPO Services segment accounted for 7% of our revenue and 6% of our operating income for the three months ended June 30, 2006.
     •   India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, the AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 14% of our revenue and 5% of our operating income for the three months ended June 30, 2006.

     •   Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 5% of our revenue and 4% of our operating income for the three months ended June 30, 2006.
     Our revenue, net income and other selected financial information for the three months and year ended June 30, 2005 and 2006 and March 31, 2006, respectively, are provided below.

	Wipro Limited and subsidiaries
	Three months ended June 30,
	2005		2006
	(in millions except earnings per share data)
Revenue	Rs.	22,865	Rs.	31,312
Cost of revenue		(15,282)		(21,181)
Gross profit		7,583		10,130
Gross margins		33%		32%
Operating income		4,585		6,509
Net income		4,268		6,142
Earnings per share
Basic		3.05		4.33
Diluted		3.03		4.28
     In July 2005, our shareholders approved a stock dividend, effective August 24, 2005, in the ratio of 1 additional equity shares or ADS for every equity share or ADS held. Accordingly, we issued 705,893,574 additional shares and transferred an amount of Rs. 1,162 million from additional paid in capital and Rs. 250 million from retained earnings, to equity shares. The allocation between additional paid in capital and retained earnings is in line with the local statutory accounts. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend. Capitalization of additional paid in capital and retained earnings aggregating Rs. 1,412 million has been recorded for the year ended March 31, 2006.
     Our revenue and operating income by business segment are provided below for the three months ended June 30, 2005 and 2006:

	Three months ended June 30,
	2005	2006
Revenue:
Global IT Services and Products
IT Services and Products	68%	69%
BPO Services	8	7
Acquisitions	—	2

Total	76	78

India and AsiaPac IT Services and Products	15	14
Consumer Care and Lighting	6	5
Others	3	3
Reconciling items	—	—

	100%	100%

Operating income:
Global IT Services and Products
IT Services and Products	86%	87%
BPO Services	3	6
Acquistions		(2)

Total	89	91

India and AsiaPac IT Services and Products	6	5
Consumer Care and Lighting	4	4
Others	2	1
Reconciling items	(1)	(1)

	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Infrastructure Engineering and Wipro Biomed. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.
Global IT Services and Products

	Three months ended June 30,
	2005		2006
	(in millions)
Revenue	Rs.	17,288	Rs.	24,476
Gross profit		5,972		8,365
Selling and marketing expenses		(989)		(1,209)
General and administrative expenses		(871)		(1,152)
Research and development expenses		(43)		(57)
Amortization of intangibles		(9)		(37)
Others, net		8		2
Operating income		4,068		5,912
Revenue growth rate over prior period		31%		42%
Gross margin		35%		34%
Operating margin		24%		24%
     Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business operating segments. Until June 30, 2005, we reported Global IT Services and Products as an integrated business segment. Effective as of July 1, 2005, we reorganized the management structure of our Global IT Services and Products segment into IT Services and Products and BPO Services.
IT Services and Products

	Three months ended June 30,
	2005	2006
	(in millions)		(in millions)
		IT Services	Acquisitions	Total
Revenue	15,462	21,810	565	22,375
Gross profit	5,619	7,772	(14)	7,758
Selling and marketing expenses	(966)	(1,187)	(16)	(1,203)
General and administrative expenses	(676)	(887)	(64)	(951)
Research and Development expenses	(43)	(57)	—	(57)
Amortization of intangibles	(8)	—	(36)	(36)
Others, net	8	1	1	2
Operating income	3,934	5,642	(129)	5,513
Revenue growth rate over prior period	31%	41%	—	45%
Gross margin	36%	36%	(2)%	35%
Operating margin	25%	26%	(23)%	25%

     Revenue from our IT Services and Products is derived from technology and software services provided on a time-and-materials or fixed-price, fixed-timeframe basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. From time to time, we may experience pricing pressure from our clients, especially during economic downturns, which could adversely affect our revenue, margins and gross profits. For example, clients often expect that as we do more business with them they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. As such, we believe the proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.
     The cost of revenue for services in our IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling and marketing expenses consist primarily of sales, advertising and marketing expenses and allocated corporate overhead expenses associated with corporate marketing. General and administrative expenses consist primarily of administrative expenses and allocated corporate overhead expenses associated with management, human resources, information management systems, quality assurance and finance.
     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of June 30, 2006, approximately 76% of our professionals engaged in providing IT services were located in India. For the three months ended June 30, 2006, 47% of the revenues of our IT services were generated from work performed at our facilities in India.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 15,602 million and Rs. 22,414 million for the three months ended June 30, 2005 and 2006, respectively.

BPO Services

	Three months ended June 30,
	2005		2006
	(in millions)
Revenue	Rs.	1,826	Rs.	2,101
Gross profit		353		608
Selling and marketing expenses		(23)		(6)
General and administrative expenses		(195)		(202)
Research and development expenses		—		—
Amortization of intangibles		(1)		(1)
Operating income		134		399
Revenue growth rate over prior period		—		15%
Gross margin		19%		29%
Operating margin		7%		19%
     Revenue from BPO Services is derived from both time-based and unit-priced contracts. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from BPO Services is recognized as services are performed under the specific terms of the contracts with our customers.
     The cost of revenue for services in our BPO Services segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred.
     Selling and marketing expenses and general and administrative expenses for our BPO Services business segment are similar in type to those for our IT Services and Products business segment.
     The revenue and profits for any period of our BPO Services is affected by the utilization rates of our BPO professionals.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 1,828 million and Rs. 2,099 million for the three months ended June 30, 2005 and 2006 respectively.
India and AsiaPac IT Services and Products

	Three months ended June 30,
	2005		2006
	(in millions)
Revenue
Services	Rs.	1,423	Rs.	1,608
Products		1,981		2,766
Total		3,404		4,374
Gross profit
Services		572		717
Products		215		277
Total		787		994
Selling and marketing expenses		(307)		(393)
General and administrative expenses		(223)		(247)
Amortization of intangibles		—		(3)
Others, net		1		2
Operating income		258		353
Revenue growth rate over prior period		34%		29%
Gross margin		23%		22%
Operating margin		8%		8%
     Revenue from the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized, in accordance with the sales contract, on dispatch of the products to the customer.

     The cost of revenue for services in our India and AsiaPac IT Services and Products segment consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in our India and AsiaPac IT Services and Products segment consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. In cases where the application of the contingent revenue provision of EITF Issue No. 00-21 results in recognizing a loss on a delivered item the cost recognized is limited to the amount of non-contingent revenues recognized. The balance of the costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.
     Selling and marketing expenses and general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our IT Services and Products business segment.
     Historically, in our India and AsiaPac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 3,412 million and Rs. 4,356 million for the years three months ended June 30, 2005 and 2006 respectively.
Consumer Care and Lighting

	Three months ended June 30,
	2005		2006
	(in millions)
Revenue	Rs.	1,321	Rs.	1,651
Gross profit		496		595
Selling and marketing expenses		(284)		(330)
General and administrative expenses		(24)		(29)
Amortization of intangibles		(5)		(13)
Others, net		3		8
Operating income		186		231
Revenue growth rate over prior period		29%		25%
Gross margin		38%		36%
Operating margin		14%		14%
     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products.
     We recognize revenue from product sales, in accordance with the sales contract, at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overhead costs for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.
Amortization of Deferred Stock Compensation
     Effective April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. Previously, we used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for our employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

     In June 2004, we established an option plan titled the Wipro Restricted Stock Unit Plan (“WRSUP 2004”) and a plan titled Wipro ADS Restricted Stock Unit Plan (“WARSUP 2004”). Options granted under these plans generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting our employees can acquire one equity share for every option held. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as compensation cost.
     As of June 30, 2006, there were 7,312,596 options outstanding under our WRSUP 2004 plan and 953,480 options outstanding under our WARSUP 2004 Plan. The compensation cost arising from such grants is being amortized over the vesting period of five years.
     As a result of the above, we have amortized stock compensation expenses of Rs. 175 million and Rs. 199 million for the three months ended June 30, 2005 and 2005 respectively.
     The unamortized stock compensation cost as of June 30, 2006 amounted to Rs. 2,183 million.
     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Three months ended June 30,
	2005		2006
	(in millions)
Cost of revenue	Rs.	124	Rs.	166
Selling and marketing expenses		23		20
General and administrative expenses		28		13

	Rs.	175	Rs.	199

Amortization of Intangible Assets
     Intangible assets are amortized over their estimated useful lives. We have amortized intangible assets of Rs. 15 million and Rs. 54 million for the three months ended June 30, 2005 and 2006, respectively.
Foreign Exchange Gains, net
     Our foreign exchange gains, net, are comprised of:
•	exchange differences arising from the translation or settlement of transactions in foreign currency; and

•
the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.

Other Income, net
     Our other income includes interest income on short-term investments, net of interest expense on short-term and long term debt, dividend income and realized gains/losses on the sale of investment securities.

Equity in Earnings/Losses of Affiliates
     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
     WeP Peripherals Ltd. (WeP). We hold a 36.93% equity interest in WeP Peripherals Ltd.
Income Taxes
     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2005 and 2006, our tax benefits were Rs. 1,120 million and Rs. 4,816 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact tax laws in the future, which could further impair our other tax incentives.
     In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. We are taking necessary actions to avail tax benefits under this tax holiday scheme.
     In March 2004 and March 2005, we received demands from the Indian income tax authorities for our 2000 and 2001 fiscal years respectively for a total of Rs. 5,232 million. The tax demands were primarily due to the denial of deductions claimed by us under Section 10A of the Income Tax Act 1961 (Act), with respect to profits earned by our undertakings at our Software Technology Park located at Bangalore. We had appealed against these demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.
     In March 2006, we also received an assessment order for our 2002 fiscal years on similar grounds. The order has demanded a tax of Rs. 2,869 million (including interest of Rs.750 million). We have filed an appeal against these assessment orders within the prescribed statutory timeframe. Considering the facts and nature of disallowances, the order of the appellate authority upholding our deduction claims for our 2000 and 2001fiscal years, our management believes that the final outcome of the 2002 dispute should be resolved in our favour and there should not be any material impact on our financial statements.
     Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.

Results of operations for the three months ended June 30, 2005 and 2006
     Revenue. Our total revenue increased by Rs. 8,447 million, or 37% from Rs. 22,865 million for the three months ended June 30, 2005 to Rs. 31,312 million for the three months ended June 30, 2006. This was driven primarily by a 44%, 15%, 28%, 25% and 13% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
     Global IT Services and Products revenue increased by 41% from Rs. 17,430 million for the three months ended June 30, 2005 to Rs. 24,513 million for the three months ended June 30, 2006.
     IT Services and Products revenue increased by 44% from Rs. 15,602 million for the three months ended June 30, 2005 to Rs. 22,413 million for the three months ended June 30, 2006. This increase was attributable primarily to two factors. First, we integrated the acquisitions of mPower, New Logic, cMango, and Enabler. Second, the increase in revenue from this business segment consists of a 38% increase in revenue from enterprise services and a 40% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, energy and utilities and healthcare and other sectors. The increase in revenue from technology services was primarily driven by increased revenue from the design and development of embedded software solutions for customers in the consumer electronics sector. In our IT Services and Products business segment, we added 60 new clients during the three months ended June 30, 2006. The total number of clients in this business segment that individually accounted for over $ 1 million run rate in revenue increased from 161 as of June 30, 2005 to 215 as of June 30, 2006.
     BPO Services revenue increased by 15% from Rs. 1,828 million for the three months ended June 30 2005 to Rs. 2,099 million for the three months ended June 30, 2006. This increase in revenue from our BPO Services business segment was primarily due to the favorable impact of depreciation of Indian rupee against US dollar and increase in the scope and volume of services provided to existing clients. The total number of clients in this business segment that individually accounted for over $ 1 million run rate in revenue increased from 16 as of June 30, 2005 to 18 as of June 30, 2006.
     India and AsiaPac IT Services and Products revenue increased by 28% from Rs. 3,412 million for the three months ended June 30, 2005 to Rs. 4,356 million for the three months ended June 30, 2006. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 38% from Rs. 1,990 million for the three months ended June 30, 2005 to Rs. 2,748 million for the three months ended June 30, 2006. The increase is attributable to an increase in revenue from traded products by 30% and in manufactured products by 64%.
     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 13% from Rs. 1,423 million in the three months ended June 30, 2005 to Rs. 1,608 million for the three months ended June 30, 2006. The increase was primarily due to an increase in revenue from service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.
     Consumer Care and Lighting revenue increased by 25% from Rs. 1,322 million for the three months ended June 30, 2005 to Rs. 1,650 million for the three months ended June 30, 2006. This was primarily due to expansion of market presence in select geographies and increase in revenue from new product line introduced in earlier years.
     Revenue from Others increased by 13% from Rs. 701 million for the three months ended June 30, 2005 to Rs. 793 million for the three months ended June 30, 2006. This was primarily due to a 37% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Wipro Infrastructure Engineering business partially offset by a 50 % decrease in revenues of our Biomed business.

     Gross Profit. As a percentage of total revenue, gross profit declined marginally by 1% from 33% for the three months ended June 30, 2005 to 32% for the three months ended June 30, 2006. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 37% for the three months ended June 30, 2005 to 35% for the three months ended June 30, 2006, a decline in gross profit as a percentage of revenue from our India AsiaPac IT Services and products segment by 1% from 23% for the three months ended June 30, 2005 to 22% for the three months ended June 30, 2006, a decline in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 2% from 38% for the three months ended June 30, 2005 to 36% for the three months ended June 30, 2006, partially offset by an increase in BPO Services from 19% for the three months ended June 30, 2005 to 29% for the three months ended June 30, 2006.
     The gross profit as a percentage of revenues of our Global IT Services and Products has decreased by 1% from 35% of revenue for the three months ended June 30, 2005 to 34% of revenue three months ended June 30, 2006 primarily due to:
     The gross profits as a percentage of revenues of our IT Services and Products segment declined by 2% from 37% for the three months ended June 30, 2005 to 35% for the three months ended June 30, 2006. The acquisitions have reported loss during the quarter ended June 30, 2006. Excluding acquisitions, gross profits from our IT Services and Products segment declined primarily due to an increase in the number of external consultants used for project execution and lower utilization of our IT professionals during the quarter as compared to the same period last year.
     The gross profits as a percentage of revenues of our BPO Services segment improved by 10% from 19% for the three months ended June 30, 2005 to 29% for the three months ended June 30, 2006. The increase was primarily due to favorable impact of depreciation of Indian rupee against US dollar, rationalization of low margin projects and results of cost containment initiatives.
     The gross profit as a percentage of revenue from our India AsiaPac IT Services and Products segment declined by 1% from 23% for the three months ended June 30, 2005 to 22% for the three months ended June 30, 2006.
     The gross profits as a percentage of revenues of our services segment of our India and AsiaPac IT Services and Products increased by 5% from 40% for the three months ended June 30, 2005 to 45% for the three months ended June 30, 2006. The increase was primarily due to higher utilization of our IT professionals. Also, the investments in building delivery capabilities in new service lines during the preceding period have started yielding results.
     This increase was offset by an decline in the gross profits as a percentage of revenues of our products segment of our India and AsiaPac IT Services and Products by 2% from 11% for the three months ended June 30, 2005 to 9% for the three months ended June 30, 2006. The decline was primarily due to a fall in price realizations and decrease in proportion of revenues from products with higher gross profits.
     As a percentage of Consumer Care and Lighting revenue, gross profit decreased by 2% from 38% for the three months ended June 30, 2005 to 36% for the three months ended June 30, 2006. This was due to decrease in the proportion of revenues from soap products which typically have higher margins than lighting products.
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 396 million from Rs. 1,640 million for the three months ended June 30, 2005 to Rs. 2,036 million for the three months ended June 30, 2006. This increase was primarily due to an increase in selling and marketing expenses in our IT Services and Products business by Rs. 236 million, a decrease in BPO Services by Rs. 17 million, an increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 86 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 46 million, and an increase in selling and marketing expenses in Others including reconciling items by Rs. 45 million.

     Selling and marketing expenses for our Global IT Services and Products business segment increased by 22% from Rs. 989 million for the three months ended June 30, 2005 to Rs. 1,209 million for the three months ended June 30, 2006. This was primarily due to a 24% increase in the selling and marketing expenses in our IT Services and Products business from Rs. 966 million for the three months ended June 30, 2005 to Rs. 1,202 million for the three months ended June 30, 2006, partially offset by a decline of 75% in the selling and marketing expenses in BPO Services, from Rs. 24 million for the three months ended June 30, 2005 to Rs. 6 million for the three months ended June 30, 2006. The increase of Rs. 236 million in selling and marketing expenses in our IT Services and Products business was primarily due to specific marketing initiatives undertaken during three months ended June 30, 2006, an increase in the number of our sales and marketing personnel from 205 as of June 30, 2005 to 257 as of June 30, 2006, and increase in the compensation costs as part of our compensation review in January 2006. The decline of Rs. 18 million in the selling and marketing expenses in our BPO Services business is primarily due to a rationalization of the sales force and reduction in number of marketing personnel.
     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 28% from Rs. 307 million for the three months ended June 30, 2005 to Rs. 393 million for the three months ended June 30, 2006. This is primarily due to three factors: first, an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment by 300 and an increase in compensation costs as part of compensation review in November 2005; second, an increase in shipping and handling costs due to an increase in the proportion of deliveries to Indian customers from our overseas operations and third, an increase in advertisement expenses due to brand promotion activities.
     Selling and marketing expenses for our Consumer Care and Lighting business increased by 16% from Rs. 284 million for the three months ended June 30, 2005 to Rs. 330 million for the three months ended June 30, 2006. This was primarily due an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment and increase in sales personnel and increase in compensation costs.
     Selling and marketing expenses for Others, including reconciling items, have increased by 75% from Rs. 60 million for the three months ended June 30, 2006 to Rs. 105 million for the three months ended June 30, 2006.
     General and administrative expenses. General and administrative expenses increased 26% from Rs. 1,171 million for the three months ended June 30, 2005 to Rs. 1,478 million for the three months ended June 30, 2006. This increase was primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 275 million, an increase in BPO Services by Rs. 6 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 23 million, an increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 6 million, and a decrease in general and administrative expenses of Others including reconciling items by Rs. 3 million.
     General and administrative expenses for our Global IT Services and Products business segment increased by 32% from Rs. 871 million for the three months ended June 30, 2005 to Rs. 1,152 million for the three months ended June 30, 2006. The increase of Rs. 281 million in general and administrative expenses is primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 275 million and an increase in general and administrative expenses of our BPO Services business by Rs. 6 million.
     The increase of Rs. 275 million in the general and administrative expenses in our IT Services and Products business was primarily due to an increase in number of employees, increase in compensation costs as part of compensation review from November 2005 at offshore and January 2006 at onsite and an increase in recruitment expenditure due to increase in the number of hires.
     The increase of Rs. 6 million in the general and administrative expenses in our BPO Services business is primarily due to increase in compensation costs as part of our compensation review effective October 2005, higher occupancy costs and increase in expenditure on recruiting employees.

     General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 10% from Rs. 223 million for the three months ended June 30, 2005 to Rs. 246 million for the three months ended June 30, 2006. This was primarily due to an increase in compensation costs as part of compensation review in November 2005.
     General and administrative expenses for Consumer Care and Lighting increased by 21% from Rs. 24 million for the three months ended June 30, 2005 to Rs. 29 million for the three months ended June 30, 2006. The increase is primarily due increase in compensation costs as part of our compensation review which is effective from November 2005.
     General and administrative expenses for Others, including reconciling items, have decreased by 6% from Rs. 53 million for the three months ended June 30, 2005 to Rs. 50 million for the three months ended June 30, 2006.
     Operating income. As a result of the foregoing factors, operating income increased by 42% from Rs. 4,585 million for the three months ended June 30, 2005 to Rs. 6,509 million for the three months ended June 30, 2006. Operating income of our IT Services and Products business increased by 40% from Rs. 3,934 million for the three months ended June 30, 2005 to Rs. 5,512 million for the three months ended June 30, 2006. Operating income of our BPO Services increased from Rs. 134 million for the three months ended June 30, 2005 to Rs. 399 million for the three months ended June 30, 2006. Operating income of our India and AsiaPac IT Services and Products increased by 37% from Rs. 257 million for the three months ended June 30, 2005 to Rs. 353 million for the three months ended June 30, 2006. Operating income of our Consumer Care and Lighting increased by 24% from Rs. 186 million for the three months ended June 30, 2005 to Rs. 231 million for the three months ended June 30, 2006. Operating income of Others, including reconciling items, declined by Rs. 60 million from Rs. 74 million for the three months ended June 30, 2005 to Rs. 14 million for the three months ended June 30, 2006.
     Other income, net. Other income, net, increased from Rs. 214 million for the three months ended June 30, 2005 to Rs. 508 million for the three months ended June 30, 2006. The increase in other income is primarily due to Rs. 116 million of previously unrealized gains recognized during the three months ended June 30, 2006 upon sale of investment securities, increase in the average quantum of investments and increase in the average yield.
     Income taxes. Income taxes increased by 67% from Rs. 586 million for the three months ended June 30, 2005 to Rs. 979 million for the three months ended June 30, 2006. Our effective tax rate increased from 12.1% for the three months ended June 30, 2005 to 13.82% for the three months ended June 30, 2006. The provision for taxes for three months ended June 30, 2005 includes Rs.154 million of write-back of tax provision upon completion of assessment proceedings. Adjusted for the write-back the effective tax rate has declined from 15.24% for the three months ended June 30, 2005 to 13.82% for the three months ended June 30, 2006. The decline is primarily due to increase in proportion of income subject to tax at lower tax rates.
     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended June 30, 2005 and 2006 was Rs. 56 million and Rs. 65 million respectively.
     Equity in earnings of affiliates of Rs. 65 million for the three months ended June 30, 2006 comprises equity in earnings of Wipro GE of Rs. 74 million and equity in loss of WeP Peripherals of Rs. 9 million. Equity in earnings of affiliates of Rs. 56 million for the three months ended June 30, 2005 comprises equity in earnings of Wipro GE of Rs. 53 million and equity in earnings of WeP Peripherals of Rs. 3 million.
     The income statement for the three months ended June 30, 2006 included a gain of Rs.39 million being the impact of cumulative effect of the changes in accounting for restricted stock unit cost under SFAS No. 123(R).
     Net income. As a result of the foregoing factors, net income increased by 44% from Rs. 4,268 million for the three months ended June 30, 2005 to Rs. 6,142 million for the three months ended June 30, 2006.

Results of operations for the three months ended June 30, 2004 and 2005
     Revenue. Our total revenues increased by 29% from Rs. 17,696 million for the three months ended June 30, 2004 to Rs. 22,865 million for the three months ended June 30, 2005. This was driven primarily by a 28%, 32%, 34%, 29% and 22% increase in revenue from our IT Services and Products, BPO services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
     Global IT Services and Products revenue increased by 29% from Rs. 13,538 million for the three months ended June 30, 2004 to Rs. 17,430 million for the three months ended June 30, 2005.
     IT Services and Products revenue increased by 28% from Rs. 12,154 million for the three months ended June 30, 2005 to Rs. 15,602 million for the three months ended June 30, 2006. This increase was primarily attributable to a 34% increase in revenue from enterprise services and a 30% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and manufacturing sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided in Telecom and Internetworking division and the areas of design and development of embedded software solutions to consumer electronics. In our IT Services and Products business segment, we added 29 new clients during the three months ended June 30, 2005. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 131 as of June 30, 2004 to 161 as of June 30, 2005.
     BPO Services revenues increased by 32% from Rs.1,384 million for the three months ended June 30, 2005 to Rs. 1,828 million for the three months ended June 30, 2006. This is primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients. The total number of clients that individually accounted for over $1 million annual run rate in revenue increased from 12 as of June 30, 2004 to 16 as of June 30, 2005.
     India and AsiaPac IT Services and Products revenue increased by 34% from Rs. 2,555 million for the three months ended June 30, 2004 to Rs. 3,412 million for the three months ended June 30, 2005. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 23% from Rs. 1,617 million for the three months ended June 30, 2004 to Rs. 1,990 million for the three months ended June 30, 2005. The increase is attributable to an increase in revenue from traded products by 74% partially offset by a decline in revenues from manufactured products by 32%.
     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 52% from Rs. 938 million in the three months ended June 30, 2004 to Rs. 1,423 million for the three months ended June 30, 2005. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.
     Consumer Care and Lighting revenue increased by 29% from Rs. 1,027 million for the three months ended June 30, 2004 to Rs. 1,322 million for the three months ended June 30, 2005. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products.
     Revenue from Others increased by 22% from Rs. 576 million for the three months ended June 30, 2004 to Rs. 701 million for the three months ended June 30, 2005. This was primarily due to a 26% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business.
     Gross Profit. As a percentage of total revenue, gross profit declined by 3% from 36% for the three months ended June 30, 2004 to 33% for the three months ended June 30, 2005. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 37% for the three months ended June 30, 2004 to 36% for the three months ended June 30, 2005, a decline in gross profit as a percentage of revenue from our BPO Services from 33% for the three months ended June 30, 2004 to 19% for the three months ended June 30, 2005 and a decline in gross profit as a percentage of revenue from Others by 7% from 32% of revenues for the three months ended June 30, 2004 to 25% for the three months ended June 30, 2005. This was partially offset by an increase in the gross profit as a percentage of revenue from our India and AsiaPac IT Services and Products by 2% from 21% for the three months ended June 30, 2004 to 23% for the three months ended June 30, 2005. Gross profits as a percentage of revenues from our Consumer Care and Lighting segment remained constant at 38% for the three months ended June 30, 2004 and 2005.
     The gross profit as a percentage of revenues of Global IT Services and Products has declined by 2% from 37% of revenue for the three months ended June 30, 2004 to 35% of revenue for three months ended June 30, 2005.
     The gross profit as a percentage of revenues of IT Services and Products has declined by 1% from 37% of revenue for the three months ended June 30, 2004 to 36% of revenue for three months ended June 30, 2005. This decline is primarily due to a decline in average exchange rates at which the revenue has been realized, an increase in compensation for offshore employees as a part of our compensation review in November 2004 and amortization of deferred compensation cost arising from the grant of options in October 2004. This decline is partially offset by a 3% increase in the proportion of services rendered offshore, a 3% increase in our onsite billing rates and a 2% increase in our offshore billing rates.
     The gross profit as a percentage of revenues of BPO Services and Products has declined by 14% from 33% of revenue for the three months ended June 30, 2004 to 19% of revenue for three months ended June 30, 2005. The decline in gross profits as a percentage of revenues in BPO Services is primarily due to a lower than anticipated growth in the customer interaction services business resulting in lower utilization of our human resources, an increase in compensation costs and high attrition rates.
     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit increased by 2% from 21% of revenues for the three months ended June 30, 2004 to 23% of revenues for the three months ended June 30, 2005. This was primarily due to a 2% increase in gross profits as a percentage of revenue from the Products segment of our India and AsiaPac IT Services and Products from 9% for the three months ended June 30, 2004 to 11% for the three months ended June 30, 2005 and increase in the proportion of revenues from the Services segment, which typically have a higher gross margin compared to the Products segment.
     As a percentage of Consumer Care and Lighting revenue, gross profit remained constant at 38% for the three months ended June 30, 2004 and 2005.
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 339 million from Rs. 1,301 million for the three months ended June 30, 2004 to Rs. 1,640 million for the three months ended June 30, 2005. This was primarily due to an increase in the selling and marketing expenses in our IT Services and Products business by Rs. 203 million, a decrease in the selling and marketing expenses in our BPO Services by Rs. 3 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 52 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 70 million and an increase in selling and marketing expenses in Others including reconciling items by Rs. 17 million.
     Selling and marketing expenses for our Global IT Services and Products business segment increased by 25% from Rs. 789 million for the three months ended June 30, 2004 to Rs. 989 million for the three months ended June 30, 2005. This is primarily due to a 27% increase in the selling and marketing expenses in our IT Services and Products business from Rs. 763 million for the three months ended June 30, 2004 to Rs. 966 million for the three months ended June 30, 2005, partially offset by a 11% decline in selling and marketing expenses in our BPO Services business from Rs. 26 million for the three months ended June 30, 2004 to Rs. 23 million for the three months ended June 30, 2005. The increase of Rs. 203 million in selling and marketing expenses in the IT Services and Products business segment is primarily due an increase in the number of sales and marketing personnel from 158 as of June 30, 2004 to 205 as of June 30, 2005 and an increase in the compensation costs as a part of our compensation review in September 2004.

     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 20% from Rs. 255 million for the three months ended June 30, 2004 to Rs. 307 million for the three months ended June 30, 2005. This was primarily due to two factors: first, increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment and increase in compensation costs as part of compensation review in October 2004, and, second, increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.
     Selling and marketing expenses for Consumer Care and Lighting increased by 33% from Rs. 214 million for the three months ended June 30, 2004 to Rs. 284 million for the three months ended June 30, 2005. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment.
     Selling and marketing expenses for Others, including reconciling items, have increased by 40% from Rs. 43 million for the three months ended June 30, 2004 to Rs. 60 million for the three months ended June 30, 2005.
     General and administrative expenses. General and administrative expenses increased 37% from Rs. 856 million for the three months ended June 30, 2004 to Rs. 1,171 million for the three months ended June 30, 2005. This increase was primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 161 million, an increase in general and administrative expenses of our BPO Services business by Rs. 75 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 62 million, an increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 2 million and an increase in general and administrative expenses of Others including reconciling items by Rs. 15 million.
     General and administrative expenses for our Global IT Services and Products business segment increased by 37% from Rs. 635 million for the three months ended June 30, 2004 to Rs. 871 million for the three months ended June 30, 2005. The increase of Rs. 236 million in general and administrative expenses is primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 161 million and increase in general and administrative expenses of our BPO Services and Products business by Rs. 75 million. The increase of Rs. 161 million in general and administrative expenses of our IT Services and Products business is primarily due to increase in compensation costs, cost incurred in evaluation of potential acquisition targets and an increase in foreign travel. The increase of Rs. 75 million in general and administrative expenses of our BPO Services business primarily due to higher occupancy costs and increase in expenditure on recruiting employees.
     General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 39% from Rs. 161 million for the three months ended June 30, 2004 to Rs. 223 million for the three months ended June 30, 2005. This was primarily due to an increase in compensation costs as part of compensation review in October 2004 and an increase in other general and administrative costs.
     General and administrative expenses for Consumer Care and Lighting increased by 9% from Rs. 22 million for the three months ended June 30, 2004 to Rs. 24 million for the three months ended June 30, 2005.
     General and administrative expenses for Others, including reconciling items, have increased by 39% from Rs. 38 million for the three months ended June 30, 2004 to Rs. 53 million for the three months ended June 30, 2005.
     Operating income. As a result of the foregoing factors, operating income increased by 28% from Rs. 3,582 million for the three months ended June 30, 2004 to Rs. 4,585 million for the three months ended June 30, 2005. Operating income of IT Services and Products increased by 29% from Rs. 3,042 million for the three months ended June 30, 2004 to Rs. 3,934 million for the three months ended June 30, 2005. Operating income of BPO Services reduced by 53% from Rs. 283 million for the three months ended June 30, 2004 to Rs. 134 million for the three months ended June 30, 2005. Operating income of India and AsiaPac IT Services and Products increased by 146% from Rs. 105 million for the three months ended June 30, 2004 to Rs. 258 million for the three months ended June 30, 2005. Operating income of Consumer Care and Lighting increased by 22% from Rs. 152 million for the three months ended June 30, 2004 to Rs. 186 million for the three months ended June 30, 2005. Operating income of Others, including reconciling items, increased by Rs. 73 million from Rs. Nil for the three months ended June 30, 2004 to Rs. 73 million for the three months ended June 30, 2005.

     Other income, net. Other income, net, declined from Rs. 262 million for the three months ended June 30, 2004 to Rs. 214 million for the three months ended June 30, 2005. Other income for the three months ended June 2004, includes gain of Rs. 87 million on sale of rights over real state property, not being used in operations.
     Income taxes. Income taxes declined by 2% from Rs. 598 million for the three months ended June 30, 2004 to Rs. 586 million for the three months ended June 30, 2005. Income taxes for the three months ended June 30, 2005 include reversal of provision of Rs. 154 million in respect of earlier years due to a favorable tax order. Excluding this, our effective tax rate declined marginally from 15.4% for the three months ended June 30, 2004 to 15.2% for the three months ended June 30, 2005.
     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended June 30, 2004 and 2005 was Rs. 30 million and Rs. 56 million respectively.
     Equity in earnings of affiliates of Rs. 30 million for the three months ended June 30, 2004 comprises equity in earnings of Wipro GE of Rs. 22 million and equity in earnings of WeP Peripherals of Rs. 8 million. Equity in earnings of affiliates of Rs. 56 million for the three months ended June 30, 2005 comprises equity in earnings of Wipro GE of Rs. 53 million and equity in earnings of WeP Peripherals of Rs. 3 million.
     Net income. As a result of the foregoing factors, net income increased by 31% from Rs. 3,254 million for the three months ended June 30, 2004 to Rs. 4,268 million for the three months ended June 30, 2005.
     Liquidity and Capital Resources
     We have historically financed our working capital and capital expenditure through our operating cash flows. As of June 30, 2006, we had cash and cash equivalents of Rs. 4,347 million, investments in liquid and short-term mutual funds of Rs. 35,979 million and an unused line of credit of approximately Rs. 2,928 million. To utilize the line of credit we need to comply with certain financial covenants.
     Cash provided by operating activities for the three months ended June 30, 2006 was Rs. 6,314 million compared to Rs. 4,929 million in the three months ended June 30, 2005. Costs and earnings in excess of billings (unbilled services) increased by Rs. 942 million during the three months ended June 30, 2006, compared to an increase of Rs. 202 million during the three months ended June 30, 2005. Unbilled services as a percentage of revenues has increased from 12.9% for the three months ended June 30, 2005 to 17.1% for the three months ended June 30, 2006. Accounts receivable increased by Rs. 374 million during three months ended June 30, 2006, compared to an increase of Rs. 282 million during the three months ended June 30, 2005. Other assets increased by Rs. 348 million during the three months ended June 30, 2006, compared to an increase of Rs. 109 million during the three months ended June 30, 2005. Other assets for the three months ended June 30, 2006 included Rs. 384 million of refundable deposits paid towards operating lease of land. Accounts payable decreased by Rs. 375 million during three months ended June 30, 2006, compared to a decrease of Rs. 769 million during the three months ended June 30, 2005.Accrued expenses and employee costs increased by Rs. 715 million during the three months ended June 30, 2006, compared to an increase of Rs. 597 million during the three months ended June 30, 2005.
     Cash used in investing activities for the three months ended June 30, 2006 was Rs. 12,438 million compared to Rs. 6,554 million in the three months ended June 30, 2005. During the three months ended June 30, 2006, Rs. 4,743 million was utilized for acquisitions (including advances paid) compared to Rs. 852 million utilized during the three months ended June 30, 2005. During the three months ended June 30, 2006, Rs. 2,256 million was used to acquire property, plant and equipment compared to Rs. 1,792 million incurred during the three months ended June 30, 2005. The remaining amounts were invested in liquid and short-term mutual funds.

     Cash provided by financing activities for the three months ended June 30, 2006 was Rs. 1,607 million compared to Rs. 617 million during the three months ended June 30, 2005. During the three months ended June 30, 2006, Rs.1,866 million was received from employees upon exercise of employee stock options compared to Rs. 636 million received during the three months ended June 30, 2005. During the three months ended June 30, 2006, we repaid Rs. 236 million of short term borrowings from banks. Our short term borrowings are against our line of credit by banks and are used to bridge the temporary mismatches in cash flows of certain subsidiaries. During the three months ended June 30, 2006, as a part of our acquisition of Saraware, we assumed bank borrowings amounting to Rs. 366 million. We intend to repay these by June, 2007.
     We have proposed to pay an annual cash dividend of Rs. 5 per share on equity shares and ADRs. This proposal has been approved by our shareholders. We expect a dividend payout of approximately Rs. 8,200 million in the subsequent quarter beginning July 1, 2006.
     As of June 30, 2006, we had contractual commitments of Rs. 6,515 million ($ 142 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
     We currently intend to finance our operations and planned construction and expansion entirely from internal sources of capital.
     In our acquisitions, a portion of purchase consideration is payable upon achievement of specified earnings targets in future. We currently intend to finance the payment of purchase consideration entirely from internal sources of capital.
     In April 2006, we acquired cMango Inc., a privately held California, US – headquartered company, in an all cash deal. cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs. 884 Million ($20 million) (of which Rs.150 million was outstanding as on June 30, 2006) and additional earn-out payments based on achieving specified financial metrics over a two year period.
     In May 2006, we acquired a substantial portion of the business of North-West, a manufacturer and distributor of switches, sockets and miniature circuit breakers, for cash consideration of Rs 1,132 million and an earn-out of Rs. 200 million to be determined and paid in the future based on achievement of a specified revenue levels.
     In May 2006, we paid Rs. 54 million to US based Quantech Global Services LLC and India based Quantech Global Services Ltd. as an advance towards our proposed purchase of its business.
     In June 2006, we acquired 100% of the equity of Retail Box BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes a cash payment of Rs. 2,425 million (of which an amount of Rs. 220 million is outstanding as of June 30, 2006) and an earn-out of Euro 11 million to be determined and paid in future based on specific financial metrics being achieved over a two year period. As of June 30, 2006, we have paid Rs. 2,205 million towards the purchase consideration.
     In June 2006, we acquired 100% of the equity of Saraware Oy (Saraware). a company involved in providing design and engineering services to telecom companies, for an aggregate consideration of Rs. 975 million (of which an amount of Rs. 246 million is outstanding as of June 30, 2006). In addition we will pay an earn-out of Euro 7 million to be determined based on certain financial targets being achieved over a period of 18 months.

     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms.
     Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
     Contractual Obligations
     The table of future payments due under contractual commitments as of June 30, 2006, aggregated by type of contractual obligation, is given below:
In Rs. million

	Total		Payments due in year ended June 30,
	contractual								2011
	payment		2006-07		2007-09		2009-11		onwards
Capital Commitments	Rs.	2,382	Rs.	2,382	Rs.	—	Rs.	—	Rs.	—
Non-cancelable operating lease obligation		2,846		387		725		587		1,147
Purchase obligations		1,288		1,288		—		—		—
     Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.
Trend Information
     Global IT Services and Products. We believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
     Gross profit as a percentage of revenues in Global IT Services and Products declined from 35% in the three months ended June 30, 2005 to 34% in the three months ended June 30, 2006. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 36% for the three months ended June 30, 2005 to 35% for the three months ended June 30, 2006, partially offset by an increase in BPO Services from 19% for the three months ended June 30, 2005 to 29% for the three months ended June 30, 2006.
     We anticipate difficulty in further improving our profits due to:
•	Our limited ability to increase prices;

•
Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.

     We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.
     To remain competitive, we believe that we need to innovate, identify and position ourselves in emerging technology areas and increase our understanding of industries and businesses and impact of IT on such business.
     Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in each quarter ended June 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, Lenovo and HP have identified India as a key focus area. The gross profits as a percentage of revenues of our services segment of our India and AsiaPac IT Services and Products increased by 5% from 40% for the three months ended June 30, 2005 to 45% for the three months ended June 30, 2006. This increase was offset by an decline in the gross profits as a percentage of revenues of our products segment of our India and AsiaPac IT Services and Products by 2% from 11% for the three months ended June 30, 2005 to 9% for the three months ended June 30, 2006.
     Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.
     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Recent Accounting Pronouncements.
     FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation (‘FIN’) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. Fin No. 48 is effective for fiscal years beginning after December 15, 2006. FIN No. 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed rollforward of tax benefits taken that do not qualify for financial statement recognition.

     We are currently evaluating the impact of this pronouncement and will adopt the guidelines stated FIN No. 48 from fiscal year beginning April 1, 2007.
Critical accounting policies
     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.
Revenue Recognition
We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.
Product Revenue
     Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred.
     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.
Service Revenue
     Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these Fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.
     We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.
     We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs are deferred before the signing of the contract.

     Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.
Revenue Arrangements with Multiple Deliverables
     Based on the guidance in EITF Issue No. 00-21, we recognize revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•
The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.
     Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.
Accounting Estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.
     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.
     In accounting for amortization of stock compensation we estimate stock options forfeitures. Any revisions in our estimates could impact our results of operations and our financial position.
     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.

Accounting for Income taxes
     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.
     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of June 30, 2006, the U.S. branch’s net assets amounted to approximately $ 130 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.
Business Combinations, Goodwill and Intangible Assets
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units, are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Derivatives and Hedge Accounting, and Exchange Rate Risk
     Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the cash inflows are realized at the spot rate, otherwise the cash inflows are realized at the upper or lower strike price.
     We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. The company does not apply the short-cut method to determine hedge effectiveness.
     Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period.
     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivates as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
     We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.
     As of June 30, 2006, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
Item 3. Quantitative and Qualitative Disclosure about Market Risk.
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.
Risk Management Procedures
     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.
     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of June 30, 2005, we had forward contracts to sell amounting to $553 million and £21 million. As of June 30, 2006, we had forward contracts to sell amounting to $601 million, £38 million and Euro 6 million.
     In connection with cash flow hedges, the Company has recorded Rs. 277 million and Rs. (213) million of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at June 30, 2005 and 2006.
     Sensitivity analysis of exchange rate risk
     As at June 30, 2006, a Rs.1 increase /decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 600 million decrease/increase in the fair value of the company’s forward contracts.
     Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.
     Fair value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
     Based on their evaluation as of June 30, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Change in internal controls.
     During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II – OTHER INFORMATION
Item 1. Legal Proceedings.
     Income Taxes. In March 2004 and March 2005, we received demands from the Indian income tax authorities for our 2000 and 2001 fiscal years respectively for a total of Rs. 5,232 million. The tax demands were primarily due to the denial of deductions claimed by us under Section 10A of the Income Tax Act 1961 (Act), with respect to profits earned by our undertakings at our Software Technology Park located at Bangalore. We had appealed against these demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.
     In March 2006, we also received an assessment order for our 2002 fiscal years on similar grounds. The order has demanded a tax of Rs. 2,869 million (including interest of Rs.750 million). We have filed an appeal against these assessment orders within the prescribed statutory timeframe. Considering the facts and nature of disallowances, the order of the appellate authority upholding our deduction claims for our 2000 and 2001 fiscal years, our management believes that the final outcome of the 2002 dispute should be resolved in our favour and there should not be any material impact on our financial statements.
     Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     Intellectual Property. We and Wipro Werbeagentur have settled the dispute regarding our right to use the “Wipro” name in Germany. Wipro Werbeagentur has withdrawn its claim pursuant to a settlement dated July 5, 2006, and we have the exclusive right in Germany to use the name “Wipro”. Wipro Werbeagentur has renamed itself as WHITE Communications with immediate effect.
     We are also subject to other legal proceedings and claims which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or our financial position.

     Item 1A. Risk Factors.
     This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report. The following risk factors should be considered carefully in evaluating us and our business.
     Risks Related to our Company and our Industry
     Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.
     Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:
•	the size, complexity, timing, pricing terms and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees;

•	unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our clients;

•	currency exchange fluctuations; and

•	other economic and political factors.
     Approximately 52% of our total operating expenses in our IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
     Our net income increased 44% in the three months ended June 30, 2006 as compared to three months ended June 30, 2005. We continue to face increasing competition, pricing pressures for our products and services and wage pressures for our work force in India primarily due to large U.S. multinational corporations establishing offshore operations in India. We are also investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to include process transformation services. High attrition levels and higher proportion of revenues from customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.
     If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.
     We have experienced significant growth in all our businesses. We expect our growth to continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:
•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	preserving our culture, values and entrepreneurial environment.
     If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.
     Intense competition in the market for IT services could adversely affect our cost advantages, and, as a result, decrease our revenues.
     The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT companies operating from China and the Philippines. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.
     We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.
     We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and outsourcing of entire portions of IT infrastructure. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased compensation and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

     The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client requirements or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, and we could be liable to our clients for significant penalties or damages.
     Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.
     Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.
     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.
     The Central Government in India is considering introducing legislation mandating employers to give preferential hiring treatment to under-represented groups. State Governments in India may also introduce such legislation. The quality of our work force is critical to our business. The legislation may affect our ability to hire the most qualified and competent technology and other professionals.

     Appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.
     Approximately 81% of our revenues are earned in major currencies of the world while a significant portion of our costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.
     Our hedging strategy could negatively impact our competitive positioning.
     We have entered into forward contracts to hedge a significant portion of our forecasted foreign currency inflows through fiscal 2007. Although the forward contracts minimize the impact of volatility in foreign exchange rates on our income statement, this could result in our realizations of foreign currency denominated revenues or foreign currency denominated expenses to be at a rate different from prevailing market rates and different from the rates realized or incurred by our competitors. This could adversely affect our competitive positioning in the market, our revenues and our operations.
     An economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.
     Approximately 66% of our Global IT Services and Products revenue is from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Any significant decrease in the IT industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.
     Our Global IT Services and Products service revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client or if a major client reduces the volume of services obtained from us.
     We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the services performed for a major client could result in a reduction of our revenue. Our largest client for the three months ended June 30, 2005 and June 30, 2006, accounted for 4% and 3% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 26% and 25% of our Global IT Services and Products revenue. Since we recruit and train employees in anticipation of continued growth in volume, a loss or reduction in the volume of work from these major clients would adversely impact our gross margins. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.
     There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. We could fail to achieve performance standards due to a lack of clarity between us and the client on the performance standards or due to deficiencies in processes. In certain cases, a client could reduce their spending on our products and services due to a challenging economic environment and consequently reduce the volume and profitability of business with us. In other cases, a client could reduce its spending on products and services with us and form internal competing operations in the U.S., India or other price competitive geographies. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on revenue from services rendered to any one client.

     Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenue to decline.
     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. This restriction and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas.
     A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. The U.S. Citizenship and Immigration Services have limited the number of H-1B visas that may be granted as of the 2005 fiscal year to 65,000 per year, from 195,000 in each of the three years prior to 2004. Although the U.S. government has approved the grant of approximately 20,000 additional H-1B visas, these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.
     The L-1 and H-1B Visa Reform Act of 2004 further proposes to preclude foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. The L1 Reforms Act provisions became effective in June 2005.
     Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.
     Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals.
     Although we currently have sufficient personnel with valid H-1B visas, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.
     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.
     Approximately 36% of our IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

     Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.
     We offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.
     Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.
     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.
     The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.
     Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     We may be liable to our clients for damages caused by disclosure of confidential information or system failures.
     We often have access to or are required to collect and store confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.
     We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
     As of June 30, 2006, we had contractual commitments of approximately Rs. 2,382 million ($ 54 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.
     Currently, we have software development facilities in eight countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.
     Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.
     The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.
     Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.
     Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:
•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.
     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.
     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. For example, in December 2005, we acquired 100% of the equity of mPower and subsidiaries, a U.S. based company in the payment processing sector, and we acquired 100% of the equity of BVPENTE BETEILIGUNGSVERWALTUNG GmbH and subsidiaries (New Logic Technologies AG), a European system-on-chip design company. Between April and June 2006, we also acquired 100% of the equity of cMango, a provider of BSM solutions, Enabler, a provider of IT solutions and services, and

Saraware, a provider of design and engineering services. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.
     Our revenues could be significantly affected if the governments, in geographies we operate in, restrict companies from outsourcing work to foreign corporations
     In the United States, despite economic recovery, the unemployment levels have not declined significantly from the pre- economic recovery levels. There has been concern among the legislators about the impact of outsourcing on unemployment levels in the United States. Legislation has been proposed to prohibit federal and state governments from outsourcing IT and IT enabled services to foreign corporations. Legislators have also proposed to introduce economic deterrents for U.S. companies outsourcing work to foreign corporations.
     Independent research agencies have conducted research and concluded that outsourcing benefits the U.S. economy. Several U.S. companies have also supported outsourcing as a competitive advantage. However, if the proposed laws come into effect it would adversely affect our revenues and profitability.
     Some of our long-term client contracts contain benchmarking provisions which, if triggered could result in lower contractual revenues and profitability in the future.
     As the size and complexity of our client engagements increase, our clients may require further benchmarking provisions in our client contracts. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.
     We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.
     Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.
     Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

     Pursuant to the requirements of Sarbanes Oxley Act, 2002, in the annual report for the year ended March 31, 2007, the company is required to report on the effectiveness of internal controls over financial reporting. The company is documenting the internal controls over financial reporting, assessing the design and operating effectiveness and correcting the deficiencies, if any, in the internal controls over financial reporting. There can be no assurance that the company would be able to complete this exercise on time or the company would not report any material weakness in the internal controls over financial reporting.
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.
     Risks Related to Investments in Indian Companies and International Operations generally.
     We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, Government currency exchange control, as well as changes in exchange rates and interest rates.
     Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.
     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees or source talent from other low cost locations, like Eastern Europe, China or South-East Asia, wage increases in the long term may reduce our profit margins.
     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.
     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2005 and 2006 our tax benefits were Rs. 1,120 million and Rs. 4,816 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the tax holiday for “Software Technology Parks” over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years from April 1, 2000. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

     In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase.
     In March 2004 and March 2005, we had received demands from the Indian income tax authorities for our 2000 and 2001 fiscal years respectively for a total of Rs. 5,232 million. The tax demands were primarily due to the denial of deductions claimed by us under Section 10A of the Income Tax Act 1961, with respect to profits earned by our undertakings at our Software Technology Park located at Bangalore. We have appealed against these demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.
     In March 2006, we received an assessment order from the tax authorities for our 2002 fiscal year on similar grounds. The order has demanded a tax of Rs. 2,869 million (including interest of Rs.750 million). We have filed an appeal against this assessment order within the prescribed statutory timeframe.
     Considering the facts and nature of disallowances, the order of the appellate authority upholding our deduction claims for our 2000 and 2001 fiscal years, our management believes that the final outcome of the 2002 dispute should also be resolved in our favour and there should not be any material impact on our financial statements.
     Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     After considering the provision made in the books based on our assessment, as of June 30, 2006, our net exposure on these tax demands was Rs. 2,413 million, or approximately $ 54 million.
     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the Government of India could adversely affect our profitability.
     Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is high due to terrorist incidents in India and the aggravated geopolitical situation in the region. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Political instability in the Indian Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.
     Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian Central and State Governments in the Indian economy as producers, consumers and regulators has remained significant. The last general elections were held in May 2004. The ruling coalition Government, which has over last several years pushed significant economic reforms, was voted out of power and a new coalition Government has come to the helm. The new Government has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous Government. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.
     The new Government is a coalition of several parties and withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.
     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant Government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not require prior approvals for IT companies like us. If we are required to seek the approval of the Government of India and the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.
     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.
     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting the acquisition of companies organized outside India for a transaction value not exceeding 200% of the net worth of the acquiring company and:
•	if the transaction consideration is paid in cash, up to 100% of the proceeds from an ADS offering; and

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the greater of $ 100 million or ten times the acquiring company’s previous fiscal year’s export earnings.
     We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

     It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.
     We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.
     We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.
     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.
     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.
     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.
     Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

     Risks Related to the ADSs
     Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.
     Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.
     An active or liquid trading market for our ADSs is not assured.
     An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.
     Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
     Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other Government agency may not be obtained on terms favorable to a non-resident investor or at all.
     Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.
     An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.
     Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

     ADS holders may be restricted in their ability to exercise voting rights.
     At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None
Item 3. Default Upon Senior Securities.
     None
Item 4. Submission of Matters to a Vote of Security Holders.
Annual General Meeting of Shareholders
     We held our Annual General Meeting of Shareholders (AGM) on July 18, 2006.The following directors retired by rotation at the AGM and, being eligible for re-election, offered themselves for re-election as members of our Board of Directors:
•	Dr. Jagdish N. Sheth – Elected unanimously

•	Mr. P. M. Sinha — Elected unanimously
     The terms of office of the following members of our Board of Directors continued after the AGM:
•	Mr. Azim H. Premji

•	Mr. N. Vaghul

•	Dr. Ashok S. Ganguly

•	Mr. B. C. Prabhakar
New Director Appointment
     On April 19, 2006, our Board of Directors appointed William Arthur (Bill) Owens as an additional member of our Board of Directors, to be effective as of July 1, 2006. At the AGM, our shareholders approved the appointment of Mr. Owens as a member of our Board of Directors.
Resignation of Directors
     Mr. Vivek Paul, Vice Chairman of our Board of Directors and Chief Executive Officer of our Global IT Services and Products business segment, resigned from the Company effective October 2005. After his resignation we reorganized the management structure of our Global IT Services and Products business segment.
     Professor Eisuke Sakakibara, an Independent Non-Executive Director, resigned from our Board of Directors effective August 2005.
Summary of Matters Voted Upon at AGM

     The following is a brief description of the matters voted upon at our AGM, along with the votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.
     ORDINARY BUSINESS

Sl.No.	Brief description of the matter put to	Votes for *	Votes	Abstentions/Broker
	vote		Against/	Non-Votes
			Withheld
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2006 and the Profit and Loss Account for the year ended on that data and the Report of Directors and Auditors thereon	709	—	—

2.	To declare final dividend and one time dividend on equity shares	709	—	—

3.	To appoint Mr. P. M. Sinha as Director to fill the vacancy left by his retirement by rotation	709	—	—

4.	To appoint Dr. Jagdish N. Sheth as Director to fill the vacancy left by his retirement by rotation.	709	—	—

5.	To reappoint BSR & Co. Chartered Accountants, as statutory auditors to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting and to fix their remuneration	709	—	—

SPECIAL BUSINESS

6.	To approve appointment of Mr. William Arthur (Bill) Owens as a Director of the Company by way of an Ordinary Resolution in terms of Section 257 of the Companies Act, 1956.	709	—	—

7.	To pre-approve payment of remuneration by way of commission pursuant to Section 309(4) of the Companies Act, 1956 and Article 175 of the Articles of Association of the Company subject to the limits stipulated in Section 309(4) of the Companies Act, 1956, to any one or more or all of the existing Non Executive Directors or Directors to be appointed in future for a further period of five years commencing from April 1, 2007, such commission as the Board may from time to time determine, (to be divided amongst them in such proportion as may be determined by the Board from time to time) and that such commission shall not exceed 1% of the net profits of the Company in any financial year (computed in the manner provided in Section 198(1) of the Companies Act, 1956).	709	—	—

*
Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such a proxy shall have a vote on the show of hands as if he were a member.

Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.

The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.
Item 5. Other Information.
     None
Item 6. Exhibits.
     The Exhibit Index attached hereto is incorporated by reference to this item.
EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2006.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: August 14, 2006	WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2006.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.